U. S. Securities and Exchange Commission
                            Washington, D. C. 20549


                          AMENDMENT NO. 2 TO FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                 (Name of Small Business Issuer in its charter)


              Texas                                           74-2653437
-------------------------------                          -----------------------
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                          Identification  Number)


                  500 North Shoreline Drive, Suite 701 North,
                            Corpus Christi, TX 78471
                  -------------------------------------------
                    (Address of principal executive offices)

                                  512-887-7546
                          ---------------------------
                          (Issuer's Telephone Number)


Securities  to  be  registered  under  Section  12(b)  of  the  Act:

   Title of each class                            Name of each exchange on which
   to be so registered                            each class is to be registered

         None

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                         Common Stock, $0.001 par value
                        Preferred Stock, $0.001 par value
                        ---------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Preliminary  Statement                                                       1

Description  of  Business                                                    1
     Business  Development                                                   1
     Business  of  the  Company                                              5
          Live  Tissue  Bonding  Equipment                                   5
          Anaerobic  Farm-waste  Disposal  Equipment                         6
          Carbon  Dioxide  Separator                                         8
          Raw  Materials,  Supplies  and  Manufacturing                      9
          Distribution  Methods                                             10
          Competition                                                       10
               Live  tissue  bonding  equipment                             10
               Anaerobic  farm-waste  disposal  plants                      10
               CO2  Separator                                               10
          Patents,  Trademarks  and  Licenses                               10
          Government  Approval  and  Regulations                            11
          Year  2000  Computer  Problems                                    11
          Research  and  Development                                        12
          Cost  of  Compliance  with  Environmental  Laws                   12
          Seasonality                                                       12
          Employees                                                         12

Management's  Discussion  and  Analysis  of  Financial
     Condition  and  Results  of  Operations                                12
     Results  of  Operations                                                13
          Sales                                                             13
               Interim  results                                             13
          Selling,  General  and  Administrative  Expenses                  13
               Interim  results                                             14
          Net  Loss                                                         14
               Interim  results                                             14
          Liquidity  and  Outlook                                           14
               Interim  results                                             15
          Costs  of  Filing  Periodic  Reports                              15

Properties                                                                  16

Security  Ownership  of  Certain  Beneficial  Owners  and
     Management                                                             16
          Changes  in  Control                                              17

Directors,  Executive  Officers  and  Control  Persons                      17

Executive  Compensation                                                     19

Certain  Relationships  and  Related  Transactions                          19

Description  of  Securities                                                 19
     Common  Stock                                                          20
          Voting  Rights                                                    20

          Dividend  Rights                                                  20
          Liquidation  Rights                                               20
          Preemptive  Rights                                                20
          Registrar  and  Transfer  Agents                                  20
          Dissenters'  Rights                                               20
     Preferred  Stock                                                       20
          Series  A  Preferred  Stock                                       21

Market  for  Common  Stock  and  Related  Stockholder  Matters              21
     Holders                                                                22
     Dividends                                                              22

Legal  Proceedings                                                          23

Change  in  Accountants                                                     23

Recent  Sales  of  Unregistered  Securities                                 24

Indemnification  of  Directors  and  Officers                               24

Financial  Statements                                                       26

                              PRELIMINARY STATEMENT

     Consortium Service Management Group, Inc. is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

                            DESCRIPTION OF BUSINESS

Business  Development
---------------------

     We were incorporated on November 17, 1992 in the State of Texas. We conduct our business from our headquarters in Corpus Christi, Texas; from offices in Oklahoma City, Oklahoma; and from offices in Kiev, Ukraine. We first had revenues from operations in 1995.

     We believe we are unique in our business mission. We facilitate the transfer to the U.S. and other developed countries of technologies developed by the scientists and engineers of Ukraine.

     We have a formal relationship with several prestigious organizations in Ukraine. They have, as their stockholders or members, many of Ukraine's leading scientists, engineers and technicians. We formalized our relationship with them in February 1994 when we registered with the Ukraine Government a Ukraine company owned 50 percent by us and 50 percent by the Ukraine organizations.

     The Ukraine company's name is United Engineering Company. It is called a "joint stock company with a foreign investor." The foreign investor is us. United Engineering Company is authorized by Ukraine law, among other things, to perform classified and secret construction works related to the national security of Ukraine.

     The 50 percent of the stock of United Engineering Company owned by Ukraine organizations is owned by the following companies or organizations:

     - The State Property Fund of Ukraine. It owns all state enterprises and property of the state, and it is represented by:

     - Yuzhnoye (Southern) Machine Building Plant. This is a giant manufacturing complex located in Dniepropetrovsk. It built many of the missiles and nuclear missiles for the former Soviet Union. Today, it manufactures commercial satellites, farming tractors for export, trolley cars, and other heavy products.

     - Design Bureau "Yuzhnoye". This organization was established in 1954. It developed and turned over to the Ukraine Army several generations of missiles (specifically, SS-18 "Satan" satellite and the launch rockets "Cyclone" and "Zinet"), space carrier rockets, and artificial satellites. Design Bureau employs several thousand researchers and production engineers and is the leading enterprise in Ukraine for the development of rocket and other jet systems. It also is the leading enterprise for the elimination of launching sites in Ukraine. The Bureau also works on conversion projects, trolley busses, pumps for the oil industry, small-sized vehicles for cleaning city streets, and devices for manufacturing margarine, oils, etc. It is under the direction of Academician Stanislav Nikolayevich Konyukhov, who also is president of United Engineering Company.

     - Trust No. 5 for Special Construction Works. This organization believes itself to be the highest technical and most qualified engineering firm in the former Soviet Union. It was involved in building all of the former Soviet Union's nuclear and non-nuclear missile launching pads and silos, the Soviet space station, several chemical and oil industry plants and pipelines, and other installations requiring the highest technologies of the former Soviet Union.

     - E.O. Paton Institute of Electric Welding. This organization was founded in 1934 by the Academy of Sciences of the Ukraine S.S.R. It is headed today by Professor Boris Paton, the president of the Ukraine Academy of Sciences. It developed the collapsible, titanium-welded, building-structure technology that was used in the construction of the Soviet space station "MIRE." We believe the Paton Institute is one of the world's most prominent scientific institutions involved in metal casting and bonding ceramics, microwave bonding of metals and plastics, explosive welding and cutting, welding in space and underwater, electro metallurgy, protective coatings, and bridge building and coating. It employed at one time more than 5,000 scientists and engineers and employs today more than 200 engineers and executives. It has joint ventures with several multinational companies and governmental agencies including the U.S. Department of Energy and NASA.

     - Spivdruznist Business Association. This was formed by major defense enterprises to develop and implement methods of dismantling munitions and converting the metals and explosive by-products to commercially marketable products. It is composed of 6 large manufacturing facilities that developed and manufactured explosives, weapons and military equipment during the Cold War.

     - Pivdenexo, Ltd. This is a research, development and production-design "think tank."

     The above organizations, working with us as their equal partners in United Engineering Company, as well as other organizations in Ukraine look to us to fill two roles:

     - Inside Ukraine. When they negotiate with western nation enterprises expecting to do business in Ukraine, we bring to the negotiating table our experience in negotiating agreements with market-oriented enterprises.

     - Outside Ukraine. After we first identify technologies developed in Ukraine that appear to have promising commercial application, we introduce companies in the U.S. and in other developed countries to these technologies and attempt to negotiate technology transfer agreements between them and the Ukraine organizations.

     There are no specific funding arrangements required of the stockholders of United Engineering Company. Projects are funded on a case-by-case basis. An aggregate of $2,078,072 in costs have been contributed to projects by us and the Ukraine shareholders of United Engineering. Of this $2,078,072, we contributed $601,788 plus $692,563 in distributions to which we were entitled but chose to reinvest rather than to receive.

     We have recovered $218,176 of our share of the costs of United Engineering projects. We wrote off $323,612 of these costs because we do not expect to recover this amount of these costs within one year, even though we do expect to recover these funds over the next several years.

     The reasons we have reinvested $692,563 rather than receive these funds as distributions are that our Ukraine co-shareholders also made such reinvestments and that such reinvestments avoided United Engineering's borrowing funds from Ukraine banks at interest rates that ranged between 35 percent to 190 percent a year.

     Business in Ukraine is built on personal relationships and trust as well as dealing with people who have the authority to make a project work. In late 1992 and early 1993 we dealt with middle management people who had good ideas but could not make anything happen. We then developed personal relationships with partners such as the President of the Academy of Science, Yuzhnoye Machine Building, Yuzhnoye Design Bureau and the 43rd missile army. We were then able to reach the proper leaders and decision-makers to make our progress easier in working through the bureaucratic process.

     Ukraine requires a good deal of documentation for both the national and regional governments. We have found these problems are best solved by our Ukraine partners, who are accustomed to dealing with these issues and know how to work through the bureaucratic process.

     The economic laws in Ukraine change often, and our offices deal with the changing laws on a weekly basis. In Ukraine and throughout the former Soviet Union there is constant change in the economic conditions as well as high inflation. We have seen bank loan interest rates fluctuate from a high of 190 percent per annum to a low of 35 percent per annum. We and the Ukraine shareholders in United Engineering Company reinvest the majority of our profits to avoid paying these high loan rates.

     The local currency falling on the international currency markets has had a strong negative impact on our balance sheet. The exchange rate fell from 1.54 Hryvna to the dollar in 1997 to 5.5 Hryvna to the dollar in 1999.

     We have experienced hyperinflation during some years. This has been neutralized somewhat as a result of the UEC contracts being negotiated in U.S. dollars and UEC's having been able to take advantage of the exchange rate fluctuations. Once the U.S. funds are received by UEC and converted to Hryvna, the exchange rate works against us, as the amount of profit and dividends is adjusted to the December 31 currency exchange rate. The primary step taken to offset the currency exchange problem and inflation problem is for UEC to hold the U.S. currency as long as possible before converting to Hryvna. UEC has also invested in a number of inflation sensitive assets that it uses in day-to-day operations, such as ownership of its offices in Kiev, Dneipropetrovsk and Pervomyisk. Other difficulties such as language barrier and local customs have been solved by hiring quality Ukrainian, bi-lingual, English-speaking staff and training them to meet our standard and expectations of doing business.

     There are no restrictions related to our investment in United Engineering Company including restrictions on its ability to declare and record dividends.

     Inside Ukraine, we have assisted United Engineering Company in its negotiation of contracts for the dismantling of the Ukraine nuclear and non-nuclear missiles, silos, and related equipment. This dismantling is required by the treaty known as START and will be paid for by the U.S. and other western countries. The Ukraine members of UEC designed, built and commanded these missiles and silos, are logical organizations to dismantle them, and are expected to receive a substantial portion of the contracts to dismantle them.

     Since 1995 United Engineering Company has completed contracts with U.S. contractors for more than $6.0 million with respect to ICBM dismantlement in Ukraine and for more than DM4.7 million in contracts with the German Government and German contractors for new methods of dismantling ICBM silos.

     Outside Ukraine, we have identified several promising Ukraine-developed technologies. We have been both successful and unsuccessful in negotiating technology transfer agreements between United Engineering Company or one of its constituent Ukraine organizations and companies in the U.S. We have successfully negotiated technology transfer agreements for the projects set forth below.

Business  of  the  Company
--------------------------

     Live Tissue Bonding Equipment. The E.O. Paton Electric Welding Institute of Kiev, Ukraine developed equipment that bonds blood vessels and soft tissues in substantially less time than other technologies take and apparently leaves no or minimal trace scar tissues after a lapse of six to seven months.

     The equipment bonds the soft biological tissue with a special miniature surgical tool. No glues, sutures, staples or other foreign matter are used. The process is best described as a welding process. The scar tissue is either minimal or non-existent. Tests conducted in Louisville, Kentucky by U.S. surgeons on rabbits' stomachs resulted in scar tissue only forty microns wide six months after surgery. It appears that the Ukraine scientists have developed a superior, all-purpose, seamless method of bonding soft biological tissues, which method is characterized by simple manipulation applicable to different surgical operations and the fast restoration of tissues without the formation of coarse scars. Apparently there is no need for prolonged special training of surgeons and surgical personnel.

     The Ukraine prototype for the equipment was successfully demonstrated to physicians and surgeons in the U.S. in June 1996 on the blood vessels, nerves and stomachs of rats and rabbits. Additional, subsequent demonstrations on animals were performed in Ukraine by Ukraine surgeons with U.S. surgeons in attendance. In 1998 the U.S. surgeons performed successful tests on animals in Louisville, Kentucky. Testing on humans in Ukraine began in mid-year 1998. One patient had a blood vessel welded, and the other patient had a torn uterus repaired using minimally invasive surgery tools. According to the Ukraine doctors, both patients recovered in the normal amount of healing time without side effects.

     U.S. and international patent applications on the process were filed in February 1999, but no patents have been issued. The exclusive world rights have been assigned to us, and we will own the patent rights during the duration of the patents should they be issued.

     We have submitted no applications, requests or testing results to the Federal Drug Administration. We have not marketed the bonding equipment in the Ukraine or any other non-U.S. country and have no plans at this time to do this. Our plans for 2000 are to manufacture prototypes only in Ukraine and to set up fully controlled clinical trials in Ukraine for comprehensive human testing. We expect to begin this clinical work in May 2000. We will need approximately $260,000 for this work in Ukraine over the next eight months. We are currently negotiating with a group of private investors who are familiar with our company for these funds.

     We estimate that in excess of $1.5 million have been expended in developing the project and that $1.5 million of additional funds must be expended to bring this product to market. We estimate that the first surgical equipment will be manufactured in the U.S. in 2001.

     This project is still in the development stage, even though the Ukrainians have created a finished product in their special miniature surgical tool. Improvements in the tool are possible, and testing on live tissue of humans to U.S. testing standards is required. Approval of the process and equipment by the Federal Drug Administration is required.

     Anaerobic Farm-Waste Disposal Equipment. We are marketing a closed system, no lagoon, anaerobic plant that:

     -    processes  farm-animal  waste  into  a  high grade organic fertilizer,

     -    captures  the  methane  gas  for  commercial  use,

     -    reduces  the  odor,  and

     -    prevents  all  runoff  and  contamination  of  the  environment.

     This processing plant was developed in Ukraine before the breakup of the Soviet Union. The developer is a more-than-100-year-old Ukraine joint stock company that is the Ukraine's largest enterprise that manufactures equipment for the petroleum and chemical industries. The company's name is Sumy Frunze Machine-Building Science-and-Production Association, called herein "Frunze." We have obtained the exclusive, worldwide rights to market Frunze's anaerobic farm-waste disposal plant.

     Frunze developed the processing plant to solve the above-mentioned problems that were associated with a 3,000-head swine farm located in the center of a city of 400,000 people. The plant has operated successfully for more than twelve years.

     This technology was patented in 1991 in U.S.S.R. Patent applications have not been filed in the U.S. Frunze has assigned to us the worldwide rights to market, distribute, license and service products covered by the U.S.S.R. patents and any upgrades of the 17-year-duration patents. This assignment extends until June 4, 2019 but will become non-exclusive if, after the first plant is installed and fully operational in the U.S., we fail to place orders annually for at least $1 million in plant and equipment to be manufactured in Ukraine. We are required to pay royalties equal to five percent of the costs of all equipment manufactured in Ukraine.

     Under our license agreement with United Engineering Company and the Ukraine inventor, Ivan Semenenko, the Ukrainians are

     - to design each anaerobic farm-waste disposal facility after visiting the site where it is to be placed,

     - to construct all of the facility in Ukraine except for the electric motors, generators, tanks and computer controls,

     - to oversee the installation and startup of the facility at each project site, and

     -    to  provide  equipment  warranties  acceptable  to  us.

     Our  obligations  are

     -    to  obtain  contracts  for  the  installation  of  the  facilities,

     - to pay the expenses of the Ukrainians' visits to the U.S. or other countries in the performance of their obligations under the license,

     - to pay for and arrange for the delivery to the facility sites of all equipment not manufactured in Ukraine, and to act as a liaison between the Ukrainians and persons in the countries where facilities are to be installed.

     United Engineering Company coordinates our relations with Frunze, the manufacturer, in Ukraine. The plants will be custom designed for each user. The major portion of each plant will be manufactured initially, at least, by Frunze in Ukraine. The electric motors, generators, tanks and computer controls will be obtained in the U.S. Approximately 70% of the cost of a plant will be for Ukraine-manufactured parts at a cost far less than could be obtained in the U.S.

     We are attempting to market this technology ourselves in Oklahoma and in other states. We are negotiating contracts now. We expect contracts to be executed during the fourth fiscal quarter of 2000.

     We believe a considerable market exists for the plant, should it be accepted by the industry. At the end of 1997 there were 1,520 U.S. swine farms with 5,000 head or more.

     The cost of a Farm Waste Anaerobic Plant can be recovered by the farmer or producer over time from:

     -    organic  fertilizer  sales,

     - methane gas converted to electricity used on the farm and sold commercially,

     -    elimination  of  waste  lagoon  expense,  and

     -    reduction  of  other  operating  costs.

     Of major public relations importance is the near total elimination of foul odors. The only exposure of the animal waste to the atmosphere is the one-day-or-less period that elapses before it is hosed or scraped to the pump site for transportation to the closed storage tanks or directly to the processing plant. Little decomposition and emission of gases occur during this initial period.

     Of  major  health  importance  are:

     - the elimination of the volatile organic acids, which are consumed by the gas-producing bacteria,

     -    the  elimination  of  surface  and  ground  water  contamination,  and

     -    the  dramatic  reduction   of   pathogen  populations  in  the  heated
          digesters.

     We have met resistance from swine and dairy farmers, in our efforts to sell our Farm Waste Anaerobic Plant, due to the long period of time required for small farms to recover the costs of the plant and due to falling milk prices. We had two contracts to lease plants to dairy farms near Twin Falls, Idaho, but both farms cancelled the contracts and forfeited $10,000 each for the engineering and design services we had performed, all due to fallen milk prices.

     Carbon Dioxide Separator. We own the exclusive and perpetual world rights to service, license and market certain unpatented equipment manufactured in Ukraine that separates carbon dioxide and other impurities from the gas produced in landfills. The equipment converts the remaining gas to a cleaner, 98-percent pure methane gas for use in internal combustion engines or for sale to natural gas companies. This equipment was developed for us by the Institute of Gas, Ukraine National Academy of Sciences and will be manufactured for us only by Sumy Frunze in Sumy, Ukraine. We are now marketing this equipment.

     The manufacturing costs of our CO2 separator plants are substantially lower than the costs of competitive units. We have executed a joint venture agreement with Resource Technology Corporation of Chicago, Illinois, to exploit this technology. Our first plant will be placed on a landfill in Mount Vernon, Alabama. The plant will be manufactured in Ukraine. The landfill operator will provide all other equipment needed as well as the operations. Our agreement with Resource Technology Corporation requires us to provide the plant and bring it to the U.S. We require approximately $600,000 to fulfill our obligations under the agreement. Resource Technology Corporation will contribute cash, all necessary government approvals, all piping, tanks and other auxiliary equipment, the cost of which is estimated to be approximately $1,200,000. Revenue from the plant will be shared 65 percent for Resource Technology Corporation and 35 percent for us until payout of costs, at which time revenue will be shared equally. We are attempting to sell a 40-percent interest in our share of this matter for the $600,000 amount of our obligations. The consent of Resource Technology must be obtained for such a sale, which consent "may not be unreasonably withheld."

     Our equipment is now ready to be fabricated in Ukraine, and we will be obligated by November 2000 to make final payment for it and pay the shipping and installation costs. Should we not be able to sell a 40 percent interest in our interest in the joint venture, we believe we can obtain the funds required of us from shareholders of our company who have provided us funds in the past. Resource Technology is working on obtaining the necessary government approvals and expects to obtain them soon. We expect to receive our first revenues from this project during the first quarter of 2001.

     Raw  Materials,  Supplies  and  Manufacturing
     ---------------------------------------------

     No  manufacturer  has  been  selected  for  the  tissue  bonding equipment.

     The anaerobic plants will be manufactured in Ukraine by United Engineering Company at a cost far less than what it would cost in the U.S.

     The carbon dioxide separator plants will be manufactured in Kiev, Ukraine by the International Welding Association, again at a cost far less than what it would cost in the U.S.

     Distribution  Methods
     ---------------------

     We propose to negotiate with a medical equipment manufacturing company to market and distribute the live tissue bonding equipment once Federal Drug Administration approval is obtained. We have no specific manufacturing company to do this at this time.

     We have organized a majority-owned subsidiary, Anaerobic Farm Waste, Inc., to own and lease the anaerobic farm waste disposal equipment. The officers of our company are also the principal officers of the subsidiary company.

     We are marketing our CO2 separator equipment through the joint venture with Resource Technology Corporation.

     Competition
     -----------

          Live tissue bonding equipment. We have the only equipment in the world that bonds live tissues with little or no scarring. We are in competition only with older surgical methods of closing tissue openings.

          Anaerobic farm waste disposal plants. There are ten companies that offer various types of anaerobic systems in the U.S. None of these systems processes the manure and water to the extent of the Ukraine-made plant. Further, the costs of design, development, fabrication and construction are higher by multiples in the U.S. than in Ukraine, where high-caliber scientists and engineers are readily available. The plant now in operation in Ukraine is the product of years of experience in designing and building various types of anaerobic plants. The design now in operation has been the most effective and economical for anaerobically processing animal wastes.

          CO2 Separator. Numerous companies make CO2 separators in the U.S. but we believe none can compete with the quality of our separators or with our price. Their prices are multiples of ours. Their separators produce no better than 75 to 90 percent pure methane; ours produce 98-percent pure methane.

     Patents,  Trademarks  and  Licenses
     -----------------------------------

     The live tissue bonding equipment is the subject of patents and patent applications filed by the Ukraine inventor in the Ukraine, the U.S., and other countries. The patents and the patent applications for the U.S., the European Patent Convention, Australia, Canada and Japan have been assigned to us.

     The  anaerobic  farm-waste  disposal  equipment was patented in U.S.S.R. in

1991 but is not the subject of any patent application filed in the U.S. The CO2 separator equipment is not the subject of any existing patent; the technology has been known for more than 30 years.

     We have been assigned the exclusive world rights to license, manufacture, market, and distribute both the anaerobic farm waste disposal equipment and the CO2 separator equipment. We will pay a five percent royalty to the Ukrainians when the equipment is installed and fully operational based on the adjusted retail price of the equipment.

     Government  Approval  and  Regulations
     --------------------------------------

     The live tissue bonding equipment must obtain the approval of the Federal Drug Administration before it can be sold to be used on humans in the U.S. We are advised by the Louisville, Kentucky surgeons that their recent studies are very favorable, that they need additional experimentation for which they will apply for a short study grant from the FDA, and that with the grant they will proceed to early human studies.

     The anaerobic farm waste disposal plants and the CO2 separator plants require no governmental approval before being placed into use, but the results of their usage are subject to the oversight authority of the Environmental Protection Agency. Because we expect the results of their usage will enable cattle, swine and chicken farmers-producers and landfill operators to comply with EPA regulations, we believe the plants will be readily accepted in the U.S.

     Year  2000  Computer  Problems
     ------------------------------

     We believe we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized and use off-the-shelf and easily replaceable software programs for our office work. We have yet to devise any software programs for our live tissue bonding, anaerobic farm-waste disposal or CO2 separator projects.

     The animal-waste anaerobic plants will not be installed until 2001, and the computer controls for the facilities will not be designed, ordered or installed until 2001. The CO2 separator plants also will not be delivered or installed before late 2000.

     The worst case scenario involving Year 2000 issues would be that United Engineering Company - the manufacturer of the anaerobic farm-waste disposal facilities, the company to be selected to manufacture the live tissue bonding tools, or Sumy Frunze of Sumy, Ukraine - the manufacturer of the CO2 separator plants - should experience significant Year 2000 problems that would delay the delivery of the equipment they are to manufacture. We have no contingency plan for dealing with such a matter; we will simply have to delay our operations until any such Year 2000 problems are solved at the manufacturers' level.

     We have been orally advised by the Ukraine manufacturers of our anaerobic farm waste plants and our CO2 separator plants that they are Year 2000 compliant. Should either of them not be Year 2000 compliant and should difficulties arise, we will have to delay our operations until they work out their problems.

     Research  and  Development
     --------------------------

     We  expend  no  funds  on  research  and  development.

     Cost  of  Compliance  with  Environmental  Laws
     -----------------------------------------------

     We have no direct costs in complying with environmental laws. Our anaerobic farm waste disposal plants are designed to dispose of farm waste in a manner that meets all environmental regulations. The same is true with regard to our CO2 separator plants. The users of this equipment have an environmental waste disposal problem caused by their other operations. Their cost of complying with environmental regulations is our share of the revenue produced from the installation and use of our equipment.

     Seasonality
     -----------

     There  is  no  seasonal  aspect  of  our  business.

     Employees
     ---------

     We employ three persons full time in the U.S. and two persons full time in Kiev, Ukraine.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere. See "Financial Statements."

Results  of  Operations
-----------------------

     The following results of operations refer only to operations during FY 1998. The financial statements filed earlier, on September 16, 1999, and February 23, 2000, for fiscal years 1996 and 1997 were not prepared in accordance with U.S. generally accepted accounting practices (U.S. GAAP) and have been omitted from this amended registration statement with the permission of the Commission as being consistent with the protection of investors.

     Sales
     -----

     Our revenues of $9,933 in FY 1998 represent a refund of a deposit made with a Ukraine joint venture partner with regard to a soybean processing plant project that did not materialize. We did report $106,140 as our fifty percent interest in the income of an unconsolidated subsidiary, United Engineering
Company, a Ukraine company that represents a joint venture between us and several Ukraine entities. This income represents our share of the profits from the missile site conversion activities of United Engineering Company. However, this accrued, but not received, income was more than offset by a foreign currency loss of $290,309 and by our writing off as a loss $60,000 owed us by the Ukraine entity.

     Our activities in the U.S. consisted mainly of services we perform for the Louisville, Kentucky surgeons with respect to our live tissue bonding project. These services have been funded by Frantz Medical Research, Inc., represent research and development expenses of the funded project, and our receipts from this project are not taken into income.

          Interim results: First Nine Months of 1999. We had no revenue in the first nine months of and no revenue in the first nine months of 1998.

     Selling,  General  and  Administrative  Expenses
     ------------------------------------------------

     Our selling, general and administrative expenses were $541,699 during FY 1998. The major items of these expenses were -

     -    interest  expense  -  $134,000,

     -    loan  expenses  -  $191,983,

     -    consulting  services  -  $67,000,

     -    office  overhead  and  salaries  -  $48,000,

     -    travel  -  $10,000,  and

     -    accounting  -  $24,600.

     The activities which these expenses were intended to benefit were our anaerobic farm-waste disposal equipment project and our carbon dioxide separator project. These projects - both of which are based upon excellent Ukraine-developed equipment that can be manufactured in Ukraine, brought to the U.S. and installed at considerable savings to the employment of U.S. equipment of comparable or inferior quality - represent a substantial part of our business plan for the future.

          Interim results: First Nine Months of 1999. General and administrative expenses in the first nine months of 1999 were $133,781, or 6.3 times revenue, compared with general and administrative expenses of $186,456 during the first nine months of 1998. The reduction in general and administrative costs is due to lower foreign and domestic travel expenses, reduced day-to-day operating expenses, and lower officers' salaries.

     Net  Loss
     ---------

     In fiscal year 1998 we had a net loss from operations of $552,104, or $0.26 a share of common stock, before considering the $232,175 loss from our Ukraine joint venture company after taking into account its foreign currency loss of $290,309 and bad debt expense of $60,000, all of which resulted in a 1998 loss from continuing operations of $784,279 or $0.37 a share.

          Interim results: First Nine Months of 1999. Our operating losses were approximately the same both years - $151,798 the first nine months in 1999 and $148,958 the first nine months of 1998. But there was a significant shift in operations in 1999 - away from the funded tissue bonding project in 1998 to the anaerobic farm waste and CO2 separator projects.

          We suffered a net loss of $173,869 during the first nine months of 1999, an increase of almost six times the net loss of $29,152 during the same period of 1998. The reason: our shift away from a funded tissue bonding project to the anaerobic farm waste and CO2 separator projects.

     Liquidity  and  Outlook
     -----------------------

     We have never operated at a profit. We were able to stay in operation during 1998 only from the proceeds realized from loans of $288,750 made to us by our shareholders, from the sale of $30,000 of capital stock and from the issuance of $191,983 worth of stock in lieu of compensation owed to our officers, Donald S. Robbins and Gordon W. Allison. Management believes our prospects for financial liquidity depend upon the following:

     - obtaining contracts for the leasing of our anaerobic farm waste equipment;

     -    obtaining  contracts  for  the  joint  venturing of our CO2 separator;

     - the sale of capital stock in either our company or our subsidiary, Anaerobic Farm Waste, Inc.; and

     - loans to finance the purchase of anaerobic farm waste units and CO2 separators.

At  this time, we have not identified the sources for additional equity capital.

          Interim Results: First Nine Months of 1999. We manage to survive by selling stock to management and shareholders and by borrowing working capital from our shareholders in exchange for promissory notes. We are optimistic about the future, however, both short-term and long-term.

          Our anaerobic farm waste disposal equipment project is on track with the Ukrainian design experts having visited the farm in Idaho and having designed a plant to fit the needs of the farmer. We are in final negotiations with the farmer for plant purchase. Assuming the sale goes through, we estimate the installation will occur during the fourth quarter of 2000 and we will commence to receive revenue from the plant during the first quarter of 2001.

          We have completed a letter of intent to install one carbon dioxide separator plant in Alabama. We should negotiate and execute the contract during the first quarter of 2000. If so, we expect to manufacture and install the plant by the third quarter of 2000 with revenue commencing during that quarter.

     Costs  of  Filing  Periodic  Reports
     ------------------------------------

     The filing of this Form 10-SB registration statement subjects our company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The services of the company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, we will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

     We  lease  office  space  in  the  following  cities  as  follows:

                                Approximate     Monthly     Term  of
                                Square Feet     Rental        Lease
                                -----------     -------     ---------
     Corpus  Christi,  TX          1,000        $  500       08-31-2001
     Oklahoma  City,  OK             500        $  500     Month-to-Month
     Kiev,  Ukraine                  800        $1,200     Month-to-Month

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of June 30, 2000, the number of shares of Common Stock of the company beneficially owned by each officer and director of the company, individually and as a group, and by each person known to the company to be the beneficial owner of more than five percent of the Common Stock.

                                           Number  of
                                           Shares  of
     Name  and  Address                   Common  Stock         Percent
     ------------------                   -------------         -------
     Esmeralda  G.  Robbins(1)(2)             250,000              8.6
     701  CCNB  North  Tower
     500  North  Shoreline
     Corpus  Christi,  TX  78471

     Donald  S.  Robbins(2)(3)(4)             250,000              8.6
     701  CCNB  North  Tower
     500  North  Shoreline
     Corpus  Christi,  TX  78471

     Gordon  W.  Allison(4)(5)                372,800             13.1
     P.  O.  Box  770304
     Oklahoma  City,  Oklahoma  73177

     James  Workman                            60,000              2.1
     1826  War  Eagle  Street
     North  Little  Rock,  AR  72116

     Officers  and  Directors                 932,800             32.3
     as  a  group  (4  persons)(4)
     _________________________

(1) These shares are held of record by the Esmeralda G. Robbins Family Limited Partnership.

(2)     Esmeralda  G.  Robbins  and  Donald  S.  Robbins  are  wife and husband.

(3) These shares are held of record by the Donald S. Robbins Family Limited Partnership.

(4) This does not include 75,669 shares of Series A Preferred Stock of the company, which shares are owned by Mr. Robbins (43,869 shares) and Mr. Allison (31,800 shares), each share of which Preferred Stock is entitled to receive an $0.80 annual dividend, payable quarterly, cumulative if not paid, has a face value of $10, is redeemable by the company out of profits, and is preferred over the company's Common Stock in the event of the liquidation and dissolution of the company.

(5) This stock is held of record by Electronic Data Service, Inc., an Oklahoma corporation, of which Mr. Allison is an officer, director and 100 percent beneficial shareholder.

Changes  in  Control
--------------------

     There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The company's directors, officers and significant employees occupying executive officer positions, their ages as of June 30, 2000, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                      Director's
                                                           Director     Term
      Person                 Positions and Offices          Since      Expires
-------------------------    -------------------------     --------   ----------
Esmeralda G. Robbins, 55     Chairman  of  the  Board        1992         2001
                             of  Directors

Donald  S.  Robbins,  56     President,  Chief               1992          2001
                             Executive  Officer  and
                             Director

Gordon  W.  Allison,  73     Executive  Vice  Presi-         1992          2001
                             dent,  Chief  Financial
                             Officer,  Secretary  and
                             Director

James  Workman,  72          Director                        1998          2001

     Esmeralda G. Robbins. From 1979 to 1993 Mrs. Robbins worked as Product Consultant and Salon Coordinator for Corpus Christi Beauty Supply, a family owned business that covered a 500-mile radius. Mrs. Robbins consulted boutiques, beauty, and barber salons providing the equipment and products necessary for them to start a new salon. Working with furniture manufacturers and product technicians she also coordinated large-scale seminars to introduce shop owners and their employees to new products and ideas to improve and update their services. Mrs. Robbins would also oversee the day-to-day operations of the business along with other family members. In 1993 the business was closed due to the declining health of elder family members. Mrs. Robbins is an original founder of Consortium Service Management Group and has been its Chairman of the Board since 1992. She has worked full time for the company since 1993.

     Donald S. Robbins. Mr. Robbins commenced his business career by working from 1969 until 1979 with several life insurance companies in the area of estate and retirement planning. From 1979 until 1983 he was associated with the financial planning division of E.F. Hutton, Hutton Financial Services. From 1983 until 1988 he was associated with Prudential Bache Securities as a vice president for investments and financial planning. From 1988 until 1995 he was affiliated with the broker-dealer firm Royal Alliance Associates, Inc. From 1983 until 1985 he has been a guest speaker at numerous investor meetings, continuing medical education meetings, medical society meetings and broker seminars. Mr. Robbins was one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is the person who has negotiated for the company with respect to the marketing and licensing agreements of the company and the person who negotiated with the various organizations in Ukraine that, together with the company, founded United Engineering Joint Stock Company. Mr. Robbins oversees the company's operations offices in Ukraine and devotes full time to the affairs of the company.

     Gordon W. Allison. Mr. Allison has 35 years experience in the insurance industry and 28 years experience as a corporate officer and a chief executive of several companies. From 1972 through 1987 he was the chief executive officer of American Trustee Life Corporation and affiliated insurance companies in Minnesota, Arizona, and Nebraska. From 1982 through 1991 he was the partnership manager of Cross Timbers Ranch Ltd., a real estate development and ranching operation specializing in tax-sheltered cattle maintenance. In 1988 he retired from the insurance industry as an officer and director of companies but remained in sales and financial planning. From 1988 until 1991 he served as a director of Advantage Marketing System, a public company. In 1982 he was the elected president of the Association of Oklahoma Life Insurance Companies. He has been a bank director and a community and church leader in Oklahoma City for more than 30 years. He is one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is responsible for its operations in the U.S., particularly during periods when Mr. Robbins is in Ukraine.

     James Workman. An agriculture entrepreneur and expert, James Workman has spent his entire working life in agriculture projects. For 35 years he has operated and owned several thousand acres of farming. He retired in 1993 and sold his 26,000-acre farming operation in Mississippi specializing in soy beans, rice, cotton, corn and wheat. Prior to moving to Mississippi, James Workman had operated a 10,000-acre farm operation in Arkansas for a German company farming rice, cotton, corn and soy beans. He specialized in land clearing, land precision leveling, drainage and irrigation for the German company. Mr. Workman has worked part time with Consortium Service Management Group since January 1993.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the company. During the period, no executive officer of the company received compensation that exceeded $100,000.

                              Fiscal          Annual          Other
          Name                 Year           Salary       Compensation
     --------------------     ------          -------      ------------
     Donald  S.  Robbins,      1998           $48,000          None
     President
                               1997           $32,900          None

                               1996           $33,100          None

     Set forth below is information concerning individual grants of stock options made during fiscal year 1998 to the officers of the company:

                       No. of Shares of   No. of Total
                         Common  Stock   Options Granted
                           Underlying    to All Employees   Exercise  Expiration
  Name of Officer       Options Granted   in Fiscal Year      Price      Date
  ---------------      ----------------   ---------------   --------  ----------
Donald  S.  Robbins         425,000          850,000        $0.16(1)     2004
Gordon  W.  Allison         425,000          850,000        $0.16(1)     2004
____________________

(1) The exercise price is the same as the closing bid price for the common stock on the day the options were granted.

     Directors of the company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no transactions during the past two years, or proposed transactions, to which our company was or is to be a party, in which any director, executive officer, nominee for election as a director, a holder of more than five percent of our voting stock or any member of their immediate family had or is to have a direct or indirect material interest.

     Our company's "parents" may be deemed to be Esmeralda G. Robbins, Donald S. Robbins and Gordon W. Allison by reason of their positions as officers and directors of the company and their stock ownership as reflected in the tables above.

                            DESCRIPTION OF SECURITIES

     The company is authorized to issue 40 million shares of Common Stock, $0.001 par value and 10 million shares of Preferred Stock, $0.001 par value. The presently outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

Common  Stock
-------------

     Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

     Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the company legally available therefor.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of the company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company's Preferred Stock.

     Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

     Registrar and Transfer Agent. The company's registrar and transfer agent is Securities Transfer Corporation of Dallas, Texas.

     Dissenters' Rights. Under current Texas law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's certificate of incorporation.

Preferred  Stock
----------------

     The company is also authorized to issue 10 million shares of Preferred Stock, $0.001 par value.

     The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

     Series A Preferred Stock. The board of directors, by resolution, designated a Series A Preferred Stock, consisting of 75,669 shares, each with a face value of $10, each entitled to receive an $0.80 annual dividend, payable quarterly from earnings, cumulative if earned but not paid, and preferred over the Common Stock in the event of the liquidation and dissolution of the company.

     All 75,669 shares of the company's authorized Series A Preferred Stock have been issued, 43,869 to Donald S. Robbins, president, chief executive officer and director of the company, and 31,800 shares to Gordon W. Allison, executive vice president, chief financial officer, secretary and a director of the company.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The company's Common Stock was but is no longer quoted on the OTC Bulletin Board. Its symbol was "CTUM" until October 1999 at which time the symbol was changed to "CTUME.OB." The symbol change reflected the fact that the OTC Bulletin Board would remove the company's stock from its system on November 4, 1999 unless, prior to such date, the company should have entered the financial statements reporting system of the Securities and Exchange Commission. On November 4, 1999 our stock was removed from the Bulletin Board.

     We filed a registration statement with the Commission that became effective November 15, 1999. At such time as the Commission's staff has reviewed the statement and we have amended the statement to satisfy any comments of the Commission's staff, we will become eligible again to have our common stock quoted on the OTC Bulletin Board. Until such date when we have amended our registration statement to satisfy any comments of the Commission's staff, we anticipate that our common stock will be quoted in the Pink Sheets of the National Quotation Bureau.

     It first traded on April 21, 1998. The range of high and low bid information for our Common Stock is set forth below. The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                    High              Low
                                    ----              ---
     1998
     ----
          2nd  Qtr.                 2                1.125
          3rd  Qtr.                 1.3125           0.5
          4th  Qtr.                 0.2813           0.1500

     1999
     ----
          1st  Qtr.                 1.6875           0.1500
          2nd  Qtr.                 1.1875           0.5000
          3rd  Qtr.                 1.1250           0.5

     On June 30, 1999, there were 2,918,095 shares of Common Stock outstanding. There are 850,000 shares subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders
-------

     As of June 30, 1999 there were approximately 84 holders of record of our Common Stock. Some 850,682 shares of Common Stock are held by numerous other shareholders in brokerage accounts under the record name of "Cede & Co."

Dividends
---------

     We have paid no dividends to our common stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither the company nor our property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating.

                              CHANGE IN ACCOUNTANTS

     We changed our independent accountant after the 1997 fiscal year in an effort to achieve economies in the overhead of the company. The decision to change accountants was recommended by our board of directors. The change occurred in July 1999. The former independent accountant's report on the 1996 and 1997 fiscal years contained no adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

     At the time of the change of accountants in July 1999, there were no unresolved disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. However, subsequent to the filing on September 16, 1999, of our Form 10-SB registration statement with the Commission, we received comments from the Commission's accounting staff with regard to the failure of both our former and our replacement independent accountants to apply U.S. generally accepted accounting principles to the 1996, 1997 and 1998 audits of our unconsolidated, Ukraine, fifty-percent-owned, joint-venture subsidiary, United Engineering Company.

     Our new independent accountant, Gary Skibicki, CPA, PC, made two separate trips to Ukraine and resolved this matter with regard to his 1998, 1999 and 2000 audits and his review of our interim financial statements.

     Our former independent accountant, Jaak Olesk, unfortunately, had discontinued the active practice of accounting and taken up the practice of law. He declined our request to revisit his 1996 and 1997 audit, stating that he was now practicing law and that while he did not disagree with the positions of the Commission, his earlier audits were "dated" and that he was unwilling to redo his work.

     The earlier-filed 1996 and 1997 audits of our company may have been misleading with regard to the results of our operations and our financial condition during those periods and have been eliminated from this registration statement in the belief that this is consistent with the protection of investors. The 1998 and all subsequent financial statements, including all references to the Ukraine activities of United Engineering Company, are prepared and presented in accordance with U.S. generally accepted accounting principles.

                    RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years our company sold the following securities without registering the securities under the Securities Act of 1933:

                               No. of
                               Common
                               Shares              Offering
           Date                 Sold                 Price
           ----                ------              --------
           1997                212,600             $186,950
           1998                174,515(1)            39,451
          4-6-99               586,862              582,612
                                                   --------
                                                   $809,013
---------------------------

(1) Of these shares, 12,965 shares were issued in June 1998 to Diversified Marketing Co. in exchange for financial public relations services valued at $3,000.

     The shares were sold pursuant to the exemption from registration provided by Regulation D, Rule 504. The securities were sold through the efforts of our officers and also through the NASD broker-dealer firm of Atlantic Pacific Financial, Inc. A commission of ten percent of the proceeds of sales was paid to Atlantic Pacific Financial, Inc. for sales made by it. No commissions were paid with respect to sales made by the officers of the company.

     With regard to the above Rule 504 public offering sales, we furnished each prospective investor with an offering memorandum that described our company and generally met the disclosure requirements of Form 1-A of the Securities and Exchange Commission.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Texas corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Texas law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Texas law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Texas corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the company:

Independent  Auditors  Report  of  October  9,  2000                        F-1

Balance  Sheet  at  December  31,  1998                                     F-2

Statement  of  Operations  for  the  Year  Ended
     December  31,  1998                                                    F-4

Statement  of  Cash  Flows  for  the  Year  Ended
     December  31,  1998                                                    F-5

Statement  of  Changes  in  Stockholders'  Equity
     from  Inception  (November  19,  1992)
     to  December  31,  1998                                                F-6

Notes  to  Financial  Statements,  December  31,  1998                      F-8

Balance  Sheet  (unaudited)  at  September  30,  1999                      F-13

Statement  of  Operations  for  the  Nine  Months  Ended
     September  30,  1999  and  September  30,  1998                       F-15

Statement  of  Cash  Flows  for  the  Nine  Months  Ended
     September  30,  1999  and  September  30,  1998                       F-16

Notes  to  Interim  Financial  Statements,
     September  30,  1999                                                  F-17

                          INDEPENDENT AUDITORS REPORT
                          ---------------------------



To  the  Shareholders  and  Board  of  Directors
Consortium  Service  Management  Group,  Inc.


I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                         /s/Gary  Skibicki

Oklahoma  City,  Oklahoma                Gary  Skibicki
October  9,  2000                        Certified  Public  Accountant

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                            as of December 31, 1998



                                     ASSETS
                                     ------

CURRENT  ASSETS
---------------
Cash                                                  $   50,179
Trade  Accounts  Receivable                               17,800
Note  Receivable                                             600
                                                      ----------
     Total  Current  Assets                                          $   68,579


FIXED  ASSETS
-------------

Furniture,  Fixtures  &  Equipment                        58,518
  Less:  Accum.  Depr.                                   (20,331)
                                                      ----------
       Total  Fixed  Assets                                              38,187


OTHER  ASSETS
-------------

Investment  -  United
               Engineering  Company                      198,870
Founders  Fund                                            73,843
                                                      ----------
       Total  Other  Assets                                             272,713
                                                                     ----------

       Total  Assets                                                 $  379,479
                                                                     ==========






    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                                December 31, 1998


                                  LIABILITIES

CURRENT  LIABILITIES
--------------------
Accounts  Payable                                     $   15,620
Taxes  Payable                                            13,355
Notes  Payable  to  Stockholders                         685,430
Interest  Payable                                         22,904
                                                      ----------

       Total  Current  Liabilities                                   $  737,309


STOCKHOLDERS  EQUITY
--------------------

Preferred  Stock,  $.001  Par                                 76
Value,  10000000  Shares
Authorized;  75669  Shares
Issued  and  Outstanding
at  December  31,  1998

Common  Stock  $.001  Par  Value,                          2,271
40000000  Shares  Authorized;
2271233  Shares  Issued  and  Outstanding
at  December  31,  1998

Additional  Paid  in  Capital                          1,453,561

Deficit  1/1/98                     $(1,029,459)
Current  Year  (Loss)                  (493,970)
Foreign  Exchange  Loss                (290,309)
Deficit  12/31/98                                     (1,813,738)
                                                      ----------

       Total  Stockholders  Equity                                     (357,830)
                                                                     ----------

       Total  Liabilities  and  Stockholders  Equity                 $  379,479
                                                                     ==========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.

                            STATEMENT OF OPERATIONS

                      JANUARY 1, 1998 - DECEMBER 31, 1998

     Revenues                                                      9,933

     Cost  of  Goods  Sold                                             0

     Gross  Profit                                                 9,933

     General  and  Administrative  Expenses                      541,699

     Funded  R  &  D                                  268,996

     Cost  of  Funded  R  &  D                        239,334
                                                      -------

     Net  R  &  D  Cost                                          (20,338)

     Operating  Loss                                            (552,104)

     Interest  in  Income  of  Unconsolidated  Company           106,140

     Gain  on  Asset  Exchange                                    11,994

     Bad  Debt  Expense                                           60,000

     Foreign  Currency  Loss                                    (290,309)

     (Loss)  from  Continuing  Operations                       (784,279)

     Income  Taxes                                                     0

     Net  Loss                                                  (784,279)

     Net  Loss  Per  Share  of  Common  Stock                 $   (  .37)

     Weighted  Average  Common  Shares  Outstanding            2,111,261  Shares


Basic and diluted earnings per share are the same. The corporation is reporting a net loss for the reporting period and any potentially dilutive securities are antidilutive (reduce loss per share) and therefore not presented.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                   CONSORTIUM SERVICES MANAGEMENT GROUP, INC.
                            STATEMENT OF CASH FLOWS
                      JANUARY 1, 1998 - DECEMBER 31, 1998

CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
-----------------------------------------
     Net  Loss                                       (784,279)
     Dividends  From  Investee                         2,666
     Depreciation                                      7,710
     Decrease  Accounts  Payable                     (10,292)
       and  Accrued  Expenses
     Foreign  Exchange  Loss                         290,309
     Equity  Income  From  Investee                 (106,140)
     Interest                                         95,225
     Compensation  for  Common  Stock                191,983
     Bad  Debt  Expense                               60,000
                                                    --------
     Net  Cash  Used  In  Operating  Activities     (252,818)

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
-----------------------------------------

     Purchase  Equipment                             (24,650)
     Increase  Note  Receivable                         (600)
                                                    --------
     Cash  Used  From  Investing  Activities         (25,250)

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
-----------------------------------------

     Increase  Shareholder  Loans                    288,750
     Increase  in  Stock  Issue                       30,000
                                                    --------
     Increase  Cash  From                            318,750
     Financing  Activities

     Net  Increase  in  Cash                          40,682
     Cash  at  Beginning  of  Period                   9,497
     Cash  at  End  of  Period                        50,179

     Non  Cash  Financing  Activities
     Shareholder  Note  Payable
     Added  to  Paid  in  Capital                      9,450





    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998

                               NO. PREFERRED    PAR     NO. COMMON    PAR     ADDITIONAL    ACCUMULATED
DESCRIPTION                       SHARES       VALUE    SHARES(ea)   VALUE  PAID IN CAPITAL   DEFICIT      TOTAL
------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Services  at  Inception                                 1,260,000   $1,260    $   49,140                 $  50,400
Nov.  19,  1992
Net Loss Year Ended 12/31/92                                                                   (23,882)    (23,882)
                                  ---------    -----    ---------   ------    ----------      --------   ---------
Balance December 31, 1992                               1,260,000   $1,260    $   49,140       (23,882)  $  26,518

Common Shares Issued for
Cash  During  1993                                        102,063      102       134,898                   135,000
Net  Loss  Year  Ended  12/31/93                                                              (119,408)   (119,408)
                                  ---------   ------    ---------   ------    ----------      --------   ---------
Balance December 31, 1993                               1,362,063    1,362       184,038      (143,290)     42,110

Common Shares Issued for
Cash  During  1994                                        320,848       32       543,182                   543,502
Common  Shares  Issued  for
Services During 1994                                      139,750      140        65,450                    65,590
Net  Loss  Year  Ended  12/31/94                                                              (348,402)   (348,402)
                                  ---------   -------   ---------   ------    ----------      --------   ---------

Balance December 31, 1994                               1,822,661    1,822       792,670      (491,692)    302,800

Common  Shares  Issued  for
Cash  During  1995                                         61,457       62        99,938                   100,000
Paid  In  Capital  for
Services  during  1995                                                            60,000                    60,000
Net  Loss  Year  Ended  12/31/95                                                              (315,280)   (315,280)
                                  ---------   -------   ---------   ------   -----------     ---------   ---------
Balance December 31, 1995                               1,884,118    1,884       952,608      (806,972)    147,520

Paid  In  Capital  for
Services  during  1996                                                            60,000                    60,000
Preferred  Shares  Issued  for
Services  on  April  11,  1996       73,958     $74                               14,958                    15,032
Preferred  Shares  Issued
For  Asset  on  April  11,  1996      1,711       2                                7,998                     8,000
Net  Loss  Year  Ended  12/31/96                                                              (190,813)   (190,813)
                                    -------     ---     ---------   ------   -----------     ---------   ---------
Balance  December  31,  1996         75,669      76     1,884,118    1,884     1,035,564      (997,785)     39,739

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998
                                  (Continued)


                               NO. PREFERRED    PAR     NO. COMMON    PAR     ADDITIONAL    ACCUMULATED
DESCRIPTION                       SHARES       VALUE    SHARES(ea)   VALUE  PAID IN CAPITAL   DEFICIT      TOTAL
------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Cash  During  1997                                        205,250      205       180,295                    180,500
Common  Shares  Issued  for
Services  During  1997                                      7,350        8         6,442                      6,450
Net  Loss  Year  Ended  12/31/97                                                                 (31,673)   (31,673)
                                     ------     ---     ---------   ------    ----------     -----------  ---------
Balance  December  31,  1997         75,669     $76     2,096,718   $2,097    $1,222,301     $(1,029,458) $ 195,016

Additional  Paid  In  Capital                                                     39,451                     39,451
Common  Shares  Issued  for
Services During 1998                                      174,515     174       $191,809                    191,983
Net  Loss  Year  Ended
12/31/98                                                                                     $  (784,279)  (784,279)
                                     ------     ---     ---------   -----     ----------     -----------  ---------
Balance  December  31,  1998         75,669     $76     2,271,233  $2,271     $1,453,561     $(1,813,738) $(357,830)

                    Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

                                     NOTE 1
                        SIGNIFICANT ACCOUNTING POLICIES

Nature  of  Operations

Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company which has not received FDA approval and has contracted for two new medical technologies.

The live tissue bonding agreement exists with the L Group in Louisville, KY., where they provide funding to test, patent, market, manufacture, distribute and license tissue bonding technology. An additional agreement exists with International Association Welding in Kiev, Ukraine, which specifies funding that CSMG, Inc. provides to them. Specifically, the L Group pays CSMG, Inc. $5,000 per month to support an office in Ukraine and pay travel costs. The L Group also pays CSMG, Inc. $16,217 of which $15,187 is paid to International Association of Welding. The agreement with the L Group is dated April 24, 1996 and automatically renews annually unless terminated by the L Group.

CSMG entered into a three year agreement on October 21, 1997 with Paton, a Ukrainian Academy of Science Research Institute in Kiev, Ukraine, and International Association Welding also in Ukraine, to fund development of Medical procedures to remove kidney stones and dilate blood vessels for cardiovascular stints. The terms of this agreement are that CSMG will locate and arrange grants for Paton to develop and test these new technologies. In return Paton and International Association Welding agreed to assign CSMG exclusive rights for the USA and West European countries to patent, license, market, manufacture and distribute this technology sharing with CSMG on a 50/50 basis revenues these rights earn.

The Company does not internally separate financial information including results of operations by segments such as geographic areas, products, major customers or operating segments. With the major component of income being from United Engineering Company's earnings management considers it impractical to further segment financial information.



Cash  and  Cash  Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue  Recognition

Income is recognized as earned by the foreign investee using the equity method of accounting. Other revenue and specifically revenue from the L Group is earned by contractual agreement and recognized when deposited. The terms of the contract are the L Group pays CSMG $5,000 per month to maintain an office in the Ukraine and pay travel costs. The L Group also pays CSMG $16,217 per month for research costs and each of these revenues are recognized when deposited into corporate bank accounts. At the beginning of 1998 the Company had a receivable of $60,000 which was charged against revenue in the current year which was also an exception to the general policy of recognizing revenue when received.

Furniture,  Fixtures  and  Equipment

Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments  in  Unconsolidated  Companies

Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.


Foreign  Operations

Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during the year. The Company owns a 50% interest in United Engineering Company which was organized in and operates in the Ukraine. The average exchange rate used to record income was .41542 functional currency to U.S. dollars and the year end exchange rate used was .250 to value the United Engineering investment.

Loss  Per  Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented. As the effect would be antidilutive, warrants outstanding are not included in the computation. The Company had a net loss in 1998 of $784,279 and accordingly basic and diluted earnings per share are the same because any dilutive or potentially dilutive securities would be antidilutive.

Issuance  of  Shares  for  Services

Valuation of shares for services is based on the fair market value of services. During 1998 the Company issued 174,515 shares of common stock in exchange for management, marketing and research services. The cost of the services has been charged to operations, and additional paid in capital has been increased by $191,809, representing the excess of the cost of the services over the par value of the common stock issued.

Preferred  Stock

On December 28, 1995 the Company authorized the issuance of 75,669 shares of Series A preferred stock, 10.00 face amount, .001 Par which pays a cumulative dividend of net corporate profit equal to 8% of the face amount of the outstanding stock. If the Company does not realize any profits preferred stock dividends are not accruable. Such preferred Series A stock is preferred over all common stock in the event of corporate liquidation and dissolution to the extent of its unredeemed face amount.

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting  Pronouncements  Adopted  in  1998

During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") effective for periods beginning after December 15, 1997 and adopted by the Company during 1998. Adoption of these Standards did not have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130 - "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information", established new standards for reporting information about operating segments in interim and annual financial statements.

Income  Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See
Note  3).

                                     NOTE 2
                BASIS OF PRESENTATION AND CONSIDERATIONS RELATED
                     TO CONTINUED EXISTENCE (GOING CONCERN)


The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of 784,279 for the year ended December 31, 1998 and this factor combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company. A major component of planned future operations involves the construction of animal waste and disposal facilities for either sale and or lease and these undertakings are only possible from outside financing. The possible consequences of not obtaining additional financing are current and planned operations ceasing resulting in a liquidation of the Company.

                                     NOTE 3
                                  INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1997 the net operating loss carryforward was $1,012,798 and at the end of 1998 the net operating loss carryforward was $1,265,642.

                                     NOTE 4
                              WARRANTS OUTSTANDING

In 1998, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company offered for sale 400,000 shares of common stock units (warrant shares) at $2.00 a share. Each unit consisted of one share of common stock and four warrants that were originally scheduled to expire June 30, 1998. These warrants were extended to April 6, 1999 at which time 42,500 were converted to 42,500 shares of common stock at $1.00 per share with the remaining warrants expiring. Additionally and also on April 6, 1999, the Company issued 177,400 common stock shares at $1.00 par for notes receivable with the stock certificates held by Company as collateral.

                                     NOTE 5
                    INVESTMENT - UNITED ENGINEERING COMPANY

At December 31, 1998 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1998 UEC had revenues of $1,688,599 and a net income of $212,280. At December 31, 1998 UEC had $610,175 in assets and $64,750 in liabilities. For the year ended December 31, 1998 the Company had an interest of $106,140 in the income of UEC.

A portion of Investment - United Engineering Company is shown as Founders Fund. This represents a liquidation priority. In 1994 the company made its original investment in United Engineering Company which included contributing $73,843 in autos, equipment and furniture. The agreement between the company and UEC was that in the event of UEC liquidating $73,843 would be repaid in preference to all creditors. As an incentive to encourage foreign investment the Ukraine government has guaranteed repayment if upon liquidation UEC has insufficient funds to make the repayment.

                                     NOTE 6
                          NOTES PAYABLE TO STOCKHOLDERS

These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. At year end interest payable was $22,904. During this first four months of 1999 $296,374 of notes were exchanged for common stock.

                                     NOTE 7
                                RETAINED EARNINGS

Retained earnings at the beginning of 1998 has been decreased by $180,000 for unpaid officer compensation for 1994, 1995 and 1996. Paid in capital has been increased by $180,000. The gross effect on net losses through 1996 is that cumulative losses are increased by $180,000 and (loss) per share for each of the three years is increased as follows:

                   Weighted  Average          Increased          Loss  Per
              Common  Shares  Outstanding        Loss              Share
              ---------------------------     ---------          ---------
1994                   1592362                   60000             (.04)
1995                   1853390                   60000             (.03)
1996                   1884118                   60000             (.03)

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                               September 30, 1999



                                     ASSETS
                                     -------

                                                                9/30/99
                                                                -------
Current  Assets
---------------
Cash                                                          $  (1,069)
Marketable  Securities
Accounts  Receivable  -  Alba                                    17,800
Notes  Receivable                                                   600
                                                              ---------
     Total  Current  Assets                                      17,331


Fixed  Assets
-------------
Furniture,  Fixtures,  Equipment                                 58,518
Less:  Accumulated  Depr.                                       (26,114)
                                                              ---------
     Total  Fixed  Assets                                        32,404


Other  Assets
-------------
Employee  Advance                                                30,565
Accounts  Receivable  -  Other                                    2,474
Investment  -  United Engineering  Co.  Inc.                    168,392
Founders  Fund                                                   73,843
                                                              ---------

     Total  Other  Assets                                       275,274
                                                              ---------

     Total  Assets                                            $ 325,009
                                                              =========




                  The accompanying notes are an integral part
                          of these financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                               September 30, 1999




                                  LIABILITIES
                                  -----------

                                                               9/30/99
                                                               -------
Current  Liabilities

Accounts  Payable                                             $    6,500
Taxes  Payable                                                    12,852
Notes  Payable  To  Stockholders                                 406,797
Interest  Payable                                                 22,904
Other  Current  Liabilities                                       31,000
                                                              ----------
     Total  Current  Liabilities                              $  480,053


                              STOCKHOLDERS' EQUITY
                              --------------------

Preferred  Stock  $.001  par  value,                          $       76
10,000,000  shares  authorized;
75,669  shares  issued  and  outstanding

Common  Stock  $.001  par  value,
40,000,000  shares  authorized;
2,271,233  shares  issued  and
outstanding  at  December  31,  1998  and
2,948,095  issued  and  outstanding
at  September  30,  1999                                           2,948

Additional  Paid  In  Capital                                  1,829,539

Deficit  Beginning  of  Period                                (1,813,738)
Current  Period  Loss                                           (138,734)
Foreign  Exchange  Loss                                          (35,135)
Deficit  End  of  Period                                      (1,987,607)

     Total  Stockholders  Equity                                (155,044)
                                                              ----------
     Total  Liabilities  and
     Stockholders  Equity                                     $  325,009
                                                              ==========



                  The accompanying notes are an integral part
                          of these financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            STATEMENT OF OPERATIONS

                           Quarter Ended   Quarter Ended   9 Months Ended   9 Months Ended
                           Sep. 30, 1999   Sep. 30, 1998   Sep. 30, 1999    Sep. 30, 1998
                           -------------   -------------   --------------   -------------
Revenues                             0               0                0                0

General  and
Administrative
Expenses                        33,425          84,223          133,781          186,456
  Funded  R  &  D                    0          79,542           21,217          209,556
Cost of Funded R & D             5,332          79,726           39,234          172,058
  Net  R  &  D  Cost             5,332             184           18,017          (37,498)
Operating  Loss                (38,757)        (84,407)        (151,798)        (148,958)
Interest  Income                     8                               17
Interest  in  Income
From  Unconsolidated
Companies                        4,349          39,935           13,047           119,806

Foreign  Currency  (Loss)      (11,711)                         (35,135)
                            ----------      ----------      -----------      ------------

Loss  From  Continuing
Operations                     (46,111)        (44,472)        (173,869)          (29,152)

Income  Taxes
Net  Loss                      (46,111)        (44,472)        (173,869)          (29,152)

Net  Loss  Per  Share
Common  Stock  -  Basic
and  Diluted                      (.02)           (.02)            (.06)             (.01)

Weighted  Average
Common  Shares
Outstanding                  2,948,095 SHS   2,271,233 SHS    2,776,070 SHS      2,271,233 SHS

   The accompanying notes are an integral part of these financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                             9  Months  Ended   9  Months  Ended
                                             Sep.  30,  1999    Sep.  30,  1998
                                             ----------------   ----------------

Cash  Flows  From  Operating  Activities
----------------------------------------
Net  Loss                                         (173,869)           (29,152)
Equity  Income  From  Investees                    (13,047)          (119,806)
Increase  Other  Liabilities                        31,000
Increase  Other  Receivables                        (2,474)
Foreign  Currency  Exchange  Loss                   35,135
Decrease  Accounts  Payable                         (9,120)
Decrease  Payroll  Taxes  Payable                     (503)           (13,052)
Dividends  From  Investee                            8,390
Depreciation                                         5,783              5,783
                                                ----------         ----------
Net  Cash  Used  in  Operations                   (118,705)          (156,227)

Cash  Flows  From  Investing  Activities
----------------------------------------
Increase  Employee  Advances                       (30,565)           (39,533)
Increase  Notes  Receivable                                              (600)
Purchase  Equipment  &  Other
  Depreciable  Assets                                                 (24,650)
Purchase  Securities
                                                ----------         ----------
Net  Cash  Used  In  Investing                     (30,565)           (64,783)

Cash  Flows  From  Financing
----------------------------
Increase  In  Common  Stock                            677
Increase  In  Paid  In  Capital                    375,978
Increase  (Decrease)  in  Notes  Payable          (278,633)          228,750
                                                ----------         ---------
Net  Cash  From  Financing                          98,022           228,750

Net  Increase  (Decrease)  In Cash                 (51,248)            7,740
Cash  Beginning  of  Period                         50,179             9,497
Cash  End of Period                                 (1,069)           17,237


     The accompanying notes are an integral part of these interim financial statements

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



                                     NOTE 1
                              BASIS OF PRESENTATION

The accompanying unaudited unconsolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the annual financial statements and footnotes thereto for the year ended December 31, 1998.



                                     NOTE 2
                                  GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net loss of $(173,869) for the nine months ended September 30, 1999 and when combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company.

                                    EXHIBITS

Index  to  Exhibits

       Exhibit  No.                      Description
       ------------                      -----------

           3          -     Amended  and  Restated  Articles of Incorporation of
                            Consortium  Service  Management  Group,  Inc.*

           3.1        -     Bylaws  of  Consortium  Service  Management   Group,
                            Inc.*

          10          -     Founders'  Agreement of United Engineering Company*

          10.1        -     Statutes  (Bylaws) of United Engineering Company*

          10.2        -     Agreement  of  April  24,  1996  between  Consortium
                            Service Management Group, Inc. and The L Group, Inc.
                            concerning tissue bonding technology* (rescinded  in
                            January  2000)

          10.3        -     Agreement  of  July  9,  1996   between   Consortium
                            Service  Management Group,  Inc.  and  International
                            Welding concerning tissue bonding  technology*

          10.4        -     Agreement  among   Consortium   Service   Management
                            Group,  Inc., United Engineering Company and Ivan V.
                            Semenenko, the inventor of the anaerobic farm waste technology*

          10.5        -     Agreement  of  June 9, 1998 among Consortium Service
                            Management  Group, Inc.,  The  Sumy  Frunze  Machine
                            Building  Science  and  Production Association,  and
                            United Engineering Company concerning the anaerobic farm waste technology*

          10.6        -     Agreement   between   Consortium  Service Management
                            Group,  Inc.  and  Western  Waste  Management,  Inc.
                            concerning the anaerobic farm waste  technology*

          10.7        -     Agreement  between   Consortium  Service  Management
                            Group,  Inc.  and   Aardema  Dairy  concerning   the
                            anaerobic farm waste technology*

          10.8        -     Agreement   between  Consortium  Service  Management
                            Group, Inc. and John and Ruth Beukers concerning the anaerobic farm waste technology*

          10.9        -     Agreement  of  December 1998  between  International
                            Welding Association of  Kiev, Ukraine and Consortium
                            Service Management Group, Inc. concerning the carbon dioxide separator technology*

          10.10       -     Operating   Agreement   of   June  14,  2001 between
                            Consortium  Service  Management   Group,  Inc.   and
                            Resource Technology Corporation

          10.11       -     Contract   Agreement   Effective   August  14,  2000
                            between   Consortium   Service   Management   Group/
                            Anaerobic Farm Waste Co. and Rondeau Anaerobic

          10.12       -     Contract    IAW-USA     002-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.13       -     Contract    IAW-USA     003-PR-19.04.2000    between
                            International  Association  Welding, Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.14       -     Contract    IAW-USA     004-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute  National Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.15       -     Contract    IAW-USA     005-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.16       -     Contract    IAW-USA     006-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.17       -     Contract    IAW-USA     007-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute  National Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.18       -     Contract    IAW-USA  008-PR   between  International
                            Association Welding,  Kiev, Ukraine  and  Consortium
                            Service Management Group, Inc.

          16          -     Letter dated January 29, 2000 from Jaak (Jack) Olesk
                            to  Consortium Service  Management  Group,  Inc. Re:
                            Termination as Auditor**

          99          -     Ukraine  Ministry  of  Health,   State   Department,
                            Certificate  of  State  Registration  No.  1105-193


     *Previously  filed  with  Form  10-SB;  incorporated  herein.

     **Previously filed with Amendment No. 1 to Form 10-SB; incorporated herein.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.


                                    By/s/Gordon S. Allison
Date:  October  31,  2001             -----------------------------------------
                                      Gordon S. Allison, Vice President and
                                        Chief Financial Officer

                    Consortium Service Management Group, Inc.
                          Commission File No. 0-27359



                          Amendment No. 2 to Form 10-SB



                                INDEX TO EXHIBITS


     Exhibit  No.                    Description
     ------------                    -----------

           3          -     Amended  and  Restated  Articles of Incorporation of
                            Consortium  Service  Management  Group,  Inc.*

           3.1        -     Bylaws of Consortium Service Management Group, Inc.*

          10          -     Founders'  Agreement  of United Engineering Company*

          10.1        -     Statutes  (Bylaws)  of United Engineering Company*

          10.2        -     Agreement  of  April  24,  1996  between  Consortium
                            Service Management Group, Inc. and The L Group, Inc.
                            concerning tissue bonding technology* (rescinded  in
                            January  2000)

          10.3        -     Agreement   of   July  9,  1996  between  Consortium
                            Service Management  Group,  Inc.  and  International
                            Welding concerning tissue bonding  technology*

          10.4        -     Agreement   among   Consortium   Service  Management
                            Group, Inc.,  United Engineering Company and Ivan V.
                            Semenenko, the inventor of the anaerobic farm waste technology*

          10.5        -     Agreement  of  June 9, 1998 among Consortium Service
                            Management  Group,  Inc.,  The  Sumy  Frunze Machine
                            Building  Science  and  Production Association,  and
                            United Engineering Company concerning the anaerobic farm waste technology*

          10.6        -     Agreement   between   Consortium  Service Management
                            Group,  Inc.   and   Western  Waste Management, Inc.
                            concerning the anaerobic farm waste  technology*

          10.7        -     Agreement  between  Consortium  Service   Management
                            Group,  Inc.  and  Aardema  Dairy   concerning   the
                            anaerobic farm waste technology*

          10.8        -     Agreement  between  Consortium  Service   Management
                            Group, Inc. and John and Ruth Beukers concerning the anaerobic farm waste technology*

          10.9        -     Agreement  of  December 1998  between  International
                            Welding Association of Kiev, Ukraine and  Consortium
                            Service Management Group, Inc. concerning the carbon dioxide separator technology*

          10.10       -     Operating   Agreement   of   June  14,  2001 between
                            Consortium   Service   Management   Group,  Inc. and
                            Resource Technology Corporation

          10.11       -     Contract   Agreement   Effective   August  14,  2000
                            between   Consortium   Service   Management   Group/
                            Anaerobic Farm Waste Co. and Rondeau Anaerobic

          10.12       -     Contract     IAW-USA    002-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.13       -     Contract     IAW-USA    003-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.14       -     Contract     IAW-USA    004-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.15       -     Contract     IAW-USA    005-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.16       -     Contract     IAW-USA    006-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.17       -     Contract     IAW-USA    007-PR-19.04.2000    between
                            International Association  Welding,  Kiev  and  E.O.
                            Paton  Electric  Welding Institute National  Academy
                            Science  Ukraine  and  Consortium Service Management
                            Group,  Inc.

          10.18       -     Contract    IAW-USA   008-PR  between  International
                            Association  Welding,  Kiev, Ukraine  and Consortium
                            Service Management Group, Inc.

          16          -     Letter dated January 29, 2000 from Jaak (Jack) Olesk
                            to Consortium Service  Management  Group,  Inc.  Re:
                            Termination as Auditor**

          99          -     Ukraine   Ministry  of  Health,   State  Department,
                            Certificate  of  State  Registration  No.  1105-193


     *Previously  filed  with  Form  10-SB;  incorporated  herein.

     **Previously filed with Amendment No. 1 to Form 10-SB; incorporated herein.






                              OPERATING AGREEMENT


     This OPERATING AGREEMENT (the "Agreement") is made and entered into on this 14 day of June, 2001, by and between Resource Technology Corporation, a Delaware corporation with main offices at 330 South Wells St., Suite 711, Chicago, IL, 60606 ("RTC"), and Consortium Service Management Group, a Texas corporation with main offices at 500 North Shoreline, Suite 701 North, Corpus Christi, TX 70871 ("CSMG").

     1. Definitions: As used in this Agreement, the following capitalized terms will have the meanings set forth below:

     1.1 Commercial Quantities are amounts of Landfill Gas and Constituent Products deemed by RTC and CSMG, in their mutual sole judgment, to be sufficient to pay for all costs of the Project, including without limitation, their respective operating and maintenance expenses, plus a reasonable profit.

     1.2 Constituent Products are any and all components or products, other than Landfill Gas, recovered, generated or produced in association with Landfill Gas, including power generated from Landfill Gas.

     1.3     Contract  Date  is  the  date  of  this  Agreement.

     1.4 Facilities are all gas processing and related equipment, pipes, and utility lines used for the purpose of evaluating, collecting, exploring, testing, treating, processing, developing, and utilizing Landfill Gas and Constituent Products by CSMG at the Facilities Site.

     1.5 Facilities Site is (a) the portion of the Landfill described on Exhibit B attached to this Agreement, consisting of approximately 2 acres in the back Northeast corner of the Landfill, and (b) any other portion of the Landfill used by CSMG, with the express written consent of RTC, for the purpose of evaluating, collecting, exploring, testing, treating, processing, developing, and utilizing Landfill Gas and Constituent Products, in accordance with the terms and conditions of this Agreement.

     1.6 Force Majeure is any act, event or condition that has had, or may reasonably be expected to have, a material adverse effect on the rights or the obligations of the parties under this Agreement, or a material adverse effect on the Project, if such act, event or condition is beyond the reasonable control of the party relying thereon as justification for not performing an obligation or not complying with any condition required of such party under this Agreement. Such acts or events may include, but shall not be limited to, the following:

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     (a) an act of God, landslide, lightning, earthquake, fire explosion, flood, hurricane, sabotage or similar occurrence, acts of a public enemy, extortion, war, blockage or insurrection, riot or civil disturbance;

     (b) a strike, lockout, or other labor unrest; provided, however, that neither party shall be required to unreasonably settle any labor dispute in order to claim the benefit of this Section 1.6(b);

     (c) the order or judgment of any federal, state or local court, administrative agency or governmental body, if such order or judgment is not also the result of the tortuous or breaching or defaulting action or inaction of the party relying thereon; provided that neither the contesting in good faith of any such order or judgment nor the failure to so contest shall constitute or be construed as a tortuous or breaching or defaulting action or inaction of such party;

     (d) the failure to issue, suspension, termination, interruption, denial or failure of renewal of any permit, license, consent, authorization or approval essential to the design, construction, or operation of the Facilities;

     (e) (1) the adoption, promulgation, modification or reinterpretation (including any change in policy) after the Contract Date of any applicable federal, state, county, or municipal statute, ordinance, code or regulation that was not so adopted, promulgated, modified or reinterpreted on or before the Contract Date, or (2) the imposition after the Contract Date of any material conditions in connection with the issuance, renewal or modification of any official, permit, license or approval, which in the case of either (1) or (2) establishes requirements affecting the design, construction, or operation of the Facilities more burdensome than the most stringent requirements (i) in effect as of the Contract Date, or (ii) agreed to in any applications of RTC for official permits, licenses or approvals pending as of the Contract Date;

     (f) the suspension, termination or interrupting of utilities, supplies, services, water and sewer lines and power transmission lines to the Facilities, or the breakage of equipment which is essential to the operations of the Facilities (in each case, for reasons other than nonpayment or other breaching or defaulting or tortuous action or inaction by the party relying on the Force Majeure event);

     (g) the condemnation, taking, seizure, involuntary conversion or requisition of title to or use of the Facilities Site or any material portion or part thereof by the action of any federal, state or local government or governmental agency or authority; or

     (h) the loss of market for the Landfill Gas at commercially reasonable rates.

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                                                                   Exhibit 10.10
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     1.7 Gross Proceeds are the total sales receipts from sales of Landfill Gas and/or Constituent Products, after the processing by CSMG pursuant to the terms and conditions of this Agreement.

     1.8 Landfill is the property used for a landfill operation located in the City of Corpus Christi, County of Nueces, State of Texas and described on Exhibit A attached to this Agreement. The Landfill is currently known as the "Corpus Christi Elliot Landfill".

     1.9 Landfill Gas is methane, carbon dioxide and any other gases produced from the Landfill.

     1.10 Landfill Matter is any and all matter, whether gaseous, solid or liquid, removed during the production of Landfill Gas, including without limitation, landfill condensate.

     1.11     License  is  described  under  Section  2  of  this  Agreement.

     1.12 Net Proceeds are the Gross Proceeds, less all amounts disbursed under Section 5a. of this Agreement.

     1.13 Project is all activities and efforts associated with the recovery, evaluating, collecting, exploring, testing, treating, processing, developing, storing, transporting, selling, and utilizing of Landfill Gas and Constituent Products from the Landfill.

     2. License. Subject to the terms and conditions of this Agreement, RTC hereby grants to CSMG a license (the "License") to evaluate, collect, explore, test, treat, process, develop, and utilize Landfill Gas and Constituent Products on the Facilities Site. Subject to the terms and conditions of this Agreement, as part of the License, RTC hereby also grants to CSMG the right to use all necessary rights-of-way and easements on the Landfill that are owned or controlled by RTC for purposes of enabling CSMG to have ingress and egress at all times to and from the Facilities Site to perform its obligations under this Agreement. It is agreed that the License shall only grant CSMG licensee rights with respect to Landfill Gas and Constituent Products and the Facilities Site, as the rights of CSMG with respect to Landfill Gas and Constituent Products and the Facilities Site shall be expressly subordinate to the rights of RTC, the rights of Green Gas Delaware Business Trust, a Delaware business trust (which has contracted with RTC with respect to Landfill Gas and Constituent Products and the Facilities Site), and the rights of the property owner of the Landfill (which has contracted with RTC with respect to Landfill Gas and Constituent Products and the Facilities Site) with respect to Landfill Gas and Constituent

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Products and the Facilities Site. Without limitation of the preceding sentence, it is agreed that the License shall only grant to CSMG certain, and not all, of the rights of RTC with respect to Landfill Gas and Constituent Products and the Facilities Site and that RTC does not own or control all of the rights with respect to Landfill Gas and Constituent Products and the Facilities Site (as the rights of RTC are expressly subordinate to the rights of Green Gas Delaware Business Trust and the rights of the property owner of the Landfill with respect to Landfill Gas and Constituent Products and the Facilities Site). Therefore, it is agreed that CSMG shall only have the express rights to Landfill Gas and Constituent Products and the Facilities Site that are stated in this Agreement and no additional rights, including without limitation, no right to economic benefits of any kind or description from the production, use, sale or other commercial exploitation of Landfill Gas and Consumer Products except as is stated in this Agreement, including without limitation, under Section 5 of this Agreement, no right to economic benefits of any kind or description from the Facilities Site, no ownership rights of any kind or description to any of Landfill Gas and Commercial Products or the Facilities Site, no right to tax credits under Section 29 of the Internal Revenue Code of 1986, as amended, and no right to any kind of emission tax credits. In addition, notwithstanding anything herein to the contrary, to the extent that any of the rights of CSMG to Landfill Gas and Constituent Products or the Facilities Site require in any manner or description the consent, approval, or authorization of Green Gas Delaware Business Trust and/or the property owner of the Landfill to be in effect, and no such required consent, approval, or authorization with respect to any such right of CSMG to Landfill Gas and Constituent Products or the Facilities Site is granted by Green Gas Delaware Business Trust and/or the property owner of the Landfill, then such right of CSMG to Landfill Gas and Constituent Products or the Facilities Site shall be null and void and of no force or effect (without any resulting liability of any kind or description of RTC, Green Gas Delaware Business Trust, and/or the property owner of the Landfill).

     3. Term. The initial term of this Agreement shall be for a time period of 5 years, commencing on the Contract Date. This Agreement shall then be automatically renewed for 3 separate and consecutive extension time periods, with each said extension time period having a term of 5 years. Notwithstanding anything herein to the contrary, this Agreement may be terminated sooner than the end of any of the time periods described in the preceding 2 sentences of this Section 3 by either party, upon 30 days written notice to the other party, if the other party breaches or defaults under any of its obligations under this Agreement or the terminating party determines, in said terminating party's reasonable sole discretion, that the Project does not produce sufficient Commercial Quantities or adequate Gross Proceeds and Net Proceeds to continue to be economically beneficial to said terminating party; provided that, notwithstanding the termination of this Agreement at any time, the last sentence of Section 14 of this Agreement shall continue in full force and effect and be binding on RTC and CSMG.

     4. Responsibilities of the Parties. The parties to this Agreement shall have the following responsibilities under this Agreement:

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                                                                   Exhibit 10.10
                                                              Page 4 of 14 Pages

     a.     RTC  shall have the following responsibilities under this Agreement:

            i. To provide the location of an acceptable volume of Landfill Gas (except as may be otherwise permitted by CSMG, at least 1750 CFM of Landfill Gas), and to provide analysis of Landfill Gas (with such analysis to be conducted in such manner as shall be mutually agreed to by RTC and CSMG and then to be attached as Exhibit C to this Agreement);

           ii.  Best  efforts  to  provide  Landfill  Gas  with   less  than One
                Percent  (1%)  of air  by  volume;

          iii.  To  provide  wells,  piping  and   other  equipment necessary to
                deliver Landfill Gas to the methane separator plant described in subsection b.i. of this Section 4;

           iv. To cooperate (with such cooperation to be evidenced in such manner as shall be mutually agreed to by RTC and CSMG) with the Ukraine engineers of CSMG to advise them of U.S. specifications and operating requirements;

            v. To provide such location engineering and local services as may be available within RTC (on a best efforts basis, without any guaranty as to any such specific location engineering or local services by RTC) for plant installation of the methane separator plant described in subsection b.i. of this Section 4 (but expressly excluding civil, mechanical, and electrical engineering for the methane separator plant described in subsection b.i. of this Section 4);

           vi. To otherwise assist (subject to the terms and conditions of subsection v. of this Section 4a., including without limitation, on a best efforts basis, without any guaranty as to any such specific assistance by RTC, and expressly excluding civil, mechanical, and electrical engineering) in the plant installation of the methane separator plant described in subsection b.i. of this Section 4 (subject to the terms and conditions of subsection v. of this Section 4a., including without limitation, on a best efforts basis, without any guaranty as to any such specific assistance by RTC, and expressly excluding civil, mechanical, and electrical engineering, with such assistance to be provided in such manner as shall be mutually agreed to by RTC and CSMG);

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          vii. To provide insurance, which names CSMG and the property owner of the Landfill, as additional insureds, in accordance with
                Section  9  of  this Agreement;

         viii. To provide the end user contract for methane gas (as described in subsection b.iv. of this Section 4);

           ix. To maintain and operate an on-site gas collection facility on the Landfill;

            x.  To   provide   all   necessary   permits  with  all governmental
                authorities that are required for RTC and CSMG to perform their respective responsibilities under this Agreement; and

           xi. To dispose of any non-hazardous sludge and spent materials on the Facilities Site of less than 150 gallons per week.

     b.     CSMG shall have the following responsibilities under this Agreement:

            i. To provide a methane separator plant from CSMG's own sources to the Facilities Site that is manufactured to remove CO2 and other particulates from Landfill Gas of a composition according to the analysis as provided by RTC in Exhibit C attached to this Agreement;

           ii. To purchase and deliver all equipment to the Facilities Site as is necessary for CSMG to perform its obligations under this Agreement;

          iii. To purchase and deliver gas compressors to the Facilities Site as is necessary to increase the pressure to the end user gas pipeline location as provided by the end user requirements in Exhibit D attached to this Agreement;

           iv. To provide methane gas to the end user under the end user contract for methane gas at the quality level that has been specified in Exhibit E attached to this Agreement;

            v. To provide all shipping costs to deliver the methane gas from the methane separator plant described in subsection i. of this
                Section 4b. to the end user gas pipeline location as provided by the end user requirements in Exhibit D attached to this Agreement;

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                                                                   Exhibit 10.10
                                                              Page 6 of 14 Pages

           vi.     To provide  CSMG engineers  to  the Facilities Site to assist
                   in  plant  installation  of  the   methane  separator   plant
                   described in subsection i. of this Section  4b.;

           vii. To provide CSMG personnel for training of a turnkey operator (who shall be an employee of CSMG) with respect to the methane separator plant described in subsection i. of this
                   Section  4b;

           viii. To provide parts and maintenance training with inventory and multiple operation and maintenance manuals (all in the English language) with respect to the methane separator plant described in subsection i. of this Section 4b.;

           ix. To provide insurance, which names RTC and the property owner of the Landfill, as additional insureds, in accordance with Section 9 of this Agreement;

           x. To be available for on-site visits to the methane separator plant described in subsection i. of this Section 4b. As is necessary during systems operation; and

           xi. To deliver the methane separation plant described in subsection i. of this Section 4b.within 90 days of the execution of this Agreement, with operation of said methane separation plant described in subsection i. of this Section 4b. to begin within 120 days of the execution of this Agreement.

     c. Subject to Section 5 of this Agreement, the party who is responsible to provide any item under this Agreement will bear the cost of providing such item under this Agreement.

     5. Compensation. In consideration for the Landfill Gas methane separation services to be performed by CSMG under this Agreement, RTC shall pay CSMG an amount of monthly compensation based on the Gross Proceeds and the Net Proceeds for any month, determined as follows:

            a. The Gross Proceeds shall be collected by a third party paying agent (to be selected with the mutual agreement of RTC and CSMG) and held and disbursed by said third party paying agent pursuant to the terms and conditions of a paying agent agreement (to be executed with the mutual agreement of RTC, CSMG, and said third party paying agent),

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                                                                   Exhibit 10.10
                                                              Page 7 of 14 Pages
including  without  limitation,  as  follows:

           i. The Gross Proceeds for any month shall be disbursed (a) to RTC, an amount equal to the lesser of (I) Fifty Percent (50%) of the Gross Proceeds for said month, or (II) the amount of operating and maintenance expenses, including without limitation, fuel (royalty), TET commission, maintenance, wages, insurance, and any other operating and maintenance expense (except for "Well Field Amortization") described on Exhibit F attached to this Agreement, incurred by RTC in said month in connection with the Landfill and/or this Agreement that are approved for disbursement under this Section 5a.i. by mutual agreement of RTC and CSMG, and (b) to CSMG, an amount equal to the lesser of (I) Fifty Percent (50%) of the Gross Proceeds for said month, or (II) the amount of operating and maintenance expenses, including without limitation, electric, maintenance, wages, insurance, and any other operating and maintenance expense (except for "Equipment Amortization") described on Exhibit F attached to this Agreement, incurred by CSMG in said month in connection with the Landfill and/or this Agreement that are approved for disbursement under this Section 5a.i. by mutual agreement of RTC and CSMG;

           ii. The remaining Gross Proceeds for any month (after disbursement under Section 5a.i.), if any, shall be disbursed (a) to RTC, an amount equal to the lesser of (I) Sixty-Six and Two-Thirds Percent (66-2/3%) of the remaining Gross Proceeds for said month (after disbursement under Section 5a.i.), or (II) the amount of "Well Field Amortization" described on Exhibit F attached to this Agreement, applicable for said month, and
                  (b) to RTC, an amount equal to the lesser of (I) Thirty-Three and One-Third Percent (33-1/3%) of the remaining Gross Proceeds for said month (after disbursement under Section 5a.i.), or (II) the amount of "Equipment Amortization" described on Exhibit F attached to this Agreement, applicable for said month. Notwithstanding anything herein to the contrary, the parties hereto by mutual agreement within 30 days after the first sale of methane gas to the end user pursuant to the end user contract for methane gas (as described in subsection b.iv. of this Section 4) may adjust either the amount of monthly "Well Field Amortization" or the amount of monthly "Equipment Amortization", and said adjusted amount(s) shall be binding on the parties hereto for all purposes of this Agreement; and

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                                                                   Exhibit 10.10
                                                              Page 8 of 14 Pages

           iii. If, for any prior month, either RTC did not receive from the Gross Proceeds for said month the full amount of both the amount of operating and maintenance expenses, including without limitation, fuel (royalty), TET commission, maintenance, wages, insurance, and any other operating and maintenance expense (except for "Well Field Amortization") described on Exhibit F attached to this Agreement, incurred by RTC in said month in connection with the Landfill and/or this Agreement that are approved for disbursement by mutual agreement of RTC and CSMG, as determined under subsection i. of this Section 5a., and the amount of "Well Field Amortization", applicable for said month, as determined under subsection ii. of this Section 5a. (the aggregate amount of such amounts not received by RTC from the Gross Proceeds for all prior months, less the aggregate amount disbursed  to  RTC  under  this  Section 5a. iii.for any prior months, shall be hereinafter referred to as the "RTC Net Shortfall"), or CSMG did not receive from the Gross Proceeds for said month the full amount of both the amount of operating and maintenance expenses, including without limitation, electric, maintenance, wages, insurance, and any other operating and maintenance expense (except for "Equipment Amortization") described on Exhibit F attached to this Agreement, incurred by CSMG in said month in connection with the Landfill and/or this Agreement that are approved for disbursement by mutual agreement of RTC and CSMG, as determined under subsection i. of this Section 5a., and the amount of "Equipment Amortization", applicable for said month, as determined under subsection ii. of this Section 5a. (the aggregate amount of such amounts not received by CSMG from the Gross Proceeds for all prior months, less the aggregate amount disbursed to CSMG under this Section 5a.iii.for any prior months, shall be hereinafter referred to as the "CSMG Net Shortfall"), the remaining Gross Proceeds for any month (after disbursement under both
                  Section 5a.i.  and  Section 5a.ii), if any, shall be disbursed
                  (a) to RTC, an amount equal to the lesser of (I) Sixty-Six and Two-Thirds Percent (66-2/3%) of the remaining Gross Proceeds for said month (after disbursement under Section 5a.i. and Section 5a.ii.), or (II) the amount of RTC Net Shortfall, and (b) to CSMG, an amount equal to the lesser of
                  (I) Thirty-Three and One-Third Percent (33-1/3%) of the remaining Gross Proceeds for said month (after disbursement under Section 5a.i. and Section 5a.ii.), or (II) the amount of CSMG Net Shortfall.

           b. The Net Proceeds, if any, shall be held and disbursed by said third party paying agent pursuant to the terms and conditions of said paying agent agreement, including without limitation, as follows:

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            i. Due to the volatility of gas prices, as a "btu surcharge", as described on Exhibit F attached to this Agreement, Fifty Percent (50%) of the Net Proceeds for any month shall be disbursed to CSMG; and

           ii. Fifty Percent (50%) of the Net Proceeds for any month shall be disbursed to RTC.

           c.     Any  payments of  compensation to CSMG under subsections a. or
                  b. of this Section 5 shall be made to CSMG by said third party paying agent by the 15th business day after the Gross Proceeds or Net Proceeds, as the case may be, have been received by said third party paying agent.

     6.    Accounting.  Each  of  the  parties  hereto:

           a. Shall keep true and accurate records and books of account containing all data within its possession necessary for the determination of the Proceeds. Each party's said records and books of account shall be made available to the other party during regular business hours.

           b. Shall provide the other party with a detailed monthly accounting and report of sales, expenses and division of Gross Proceeds and Net Proceeds for any month by the 10th day of the following calendar month.

     7. Force Majeure. Notwithstanding anything herein to the contrary, neither party shall be responsible to the other party for any failure or delay in the performance of such party due to the occurrence of an event of Force Majeure, and any such event of Force Majeure shall not be considered an event of default under this Agreement. The party experiencing the event of Force Majeure shall notify the other party of the occurrence of the event of Force Majeure as soon as practicable.

     8. Indemnity. Each party shall defend, indemnify and hold harmless the other party from and against any and all claims, penalties, demands, actions, proceedings, liabilities and losses of whatsoever nature (including reasonable attorneys' fees) for injury or death to persons or for damage or loss to property arising out of or caused by the indemnifying party's operations or activities unless and to the extent such injury or death or damage or loss is caused by the negligence of the party seeking indemnification.

     9.    Insurance.  As  a  material condition of this Agreement, RTC and CSMG

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                                                             Page 10 of 14 Pages
shall  each, at their own expense (subject  to  Section  5  of  this Agreement), purchase and maintain in effect throughout the term of this Agreement insurance with the following coverage and limits of liability:

           a.     Commercial  general  liability  insurance  in an amount of not
less  than a  combined single limit  of $5,000,000 per occurrence.   This policy
should not be limited  by  an  annual  aggregate  limitation;  and

           b. Comprehensive auto liability insurance in an amount of not less than a combined single limit of $1,000,000 per occurrence.

     10.   Notices.   All  notices,  requests   and  communications  under  this
Agreement shall be delivered by fax, by personal delivery or by first class registered or certified mail, postage prepaid, return receipt requested, to the individuals and addresses indicated below:

           a.     If  to  RTC:

           Resource  Technology  Corporation
           330  South  Wells  Street,  Suite  711
           Chicago,  IL  60606
           Attn:     George  B.  Calvert

           b.     If  to  CSMG:

           Consortium  Service  Management  Group,  Inc.
           500  N.  Shoreline,  Suite  701,  North  Tower
           Corpus  Christi,  TX  78401
           Attn:     Don  Robbins

Any notice provided for herein shall become effective only upon and at the time of receipt by the party to whom it is given, unless such notice is mailed by certified mail, return receipt requested, in which case it shall be deemed to be received 2 business days after the date that it is mailed. Any party may, by proper written notice hereunder to the other party, change the individual address to which such notice shall thereafter be sent.

     11. Non-Disclosure. Unless as otherwise may be required by law, or as otherwise mutually agreed upon by the parties hereto, RTC and CSMG agree not to record, release, announce, disclose or otherwise publicize any information relating to any matter set forth in this Agreement, including without limitation, the terms hereof and the identity of the parties hereto, to any person or entity other than legal counsel, consultants and other professionals

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retained by the parties hereto who need to know such information in connection with such employment and who have agreed to preserve the confidentiality of such information.

     12. Governing Law. This Agreement shall be governed in accordance with the laws of the State of Illinois.

     13. Assignment. No interest of either party in this Agreement may be assigned, pledged, transferred or hypothecated without the prior written consent of the other party hereto, which shall not be unreasonably withheld, with the exception that CSMG shall have the right to assign its interest in this Agreement to a third party leasing or finance company to the extent of its equipment to be used in connection with this Agreement and its portion of Gross Proceeds and Net Proceeds, and RTC shall have the right to assign its interest in this Agreement to a subsidiary company or other entity controlled by RTC as long as the final responsibility and liability for all of its obligations under this Agreement remains with RTC. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns. If an interest has been assigned or transferred as permitted herein, the party so assigning or transferring such interest shall thereafter be released from all obligations hereunder to the extent of the interest so assigned or transferred.

     14. Relationship of Parties. The relationship between the parties hereto shall be limited to the terms and conditions of this Agreement. Nothing herein shall be construed to create a partnership or joint venture between the parties hereto, or to authorize any party to act as a general agent or employee of the other party, or permit any party to bind the other. party, or to borrow money or incur obligations on behalf of the other party, or to use the credit of the other party for any purpose. The parties hereto agree that RTC shall have the right to be the non-exclusive distributor of future CSMG plants to other landfills owned by RTC or by others.

     15.   Attorneys'  Fees.  Should  any action  be brought arising out of this
Agreement,  including  without  limitation,  any  action   for   declaratory  or
injunctive relief, the prevailing party shall be entitled to reasonable attorneys' fees and costs and expenses of investigation, all as actually incurred, including without limitation, attorneys' fees and costs and expenses of investigation incurred in appellate proceedings or in any action or participation in, or in connection with, any case or proceeding under the United States Bankruptcy Code, or any successor statutes (with any judgment or decree rendered in any such action or proceeding to include the award thereof).

     16. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns.

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     17.   Invalid  Provision.   In  case  any  one  or  more  of the provisions
contained in this Agreement shall be held to be invalid, illegal, or unenforceable in any respect for any reason, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

     18. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof.

     19. Entire Agreement. This Agreement constitutes the entire, sole, and only agreement of the parties hereto and supersedes any prior understanding or written or oral agreements between the parties respecting the subject matter of this Agreement.

     20. Time of Essence. As herein before provided, time is of the essence in this Agreement. In the computation of any period of time provided for in this Agreement or by law, the day of the act or event from which said period of time is to be computed shall be included, and if the final day of said period of time is a Saturday, Sunday or legal holiday, said period of time shall be deemed to run until the end of the next day which is not a Saturday, Sunday or legal holiday.

     21. Amendment. No modification, amendment or waiver of any portion of this Agreement shall be effective unless it is writing and signed by the parties hereto.

     22. Counterparts. This Agreement may be executed in two or more counterparts, and it shall not be necessary that any one of the counterparts be executed by all of the parties hereto. Each fully or partially executed counterparts shall be deemed an original, but all such counterparts taken together shall constitute but one and the same instrument. This Agreement may be executed in multiple copies, each of which shall be deemed to be an original for all purposes.

     23.   Exhibits.   The  following  Exhibits,  referenced  in and attached to
this Agreement, are incorporated in, and made a part of, this Agreement for all purposes:

                  Exhibit  "A",  Description   of   real  property  constituting
                                 the  Landfill;
                  Exhibit  "B",  Description  of  the  Facilities  Site;
                  Exhibit  "C",  Current  Landfill  Gas  analysis;
                  Exhibit  "D",  End  user  gas  pipeline  location;
                  Exhibit  "E",  Methane  quality  standards  after  the methane separation process; and

13Doc#:  289031.1    07778/19581
                                                                   Exhibit 10.10
                                                             Page 13 of 14 Pages

                  Exhibit  "F",  Expenses  pro forma. The parties agree that the specific numbers on Exhibit F are estimates and cannot be guaranteed.




RESOURCE  TECHNOLOGY  CORPORATION
(RTC)



/s/George  B.  Calvert              6/14/01

By:  George  B.  Calvert            Date
Resource  Technology  Corporation
330  South  Wells,  Suite  711
Chicago,  Illinois  60606


CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.


/s/Don  Robbins                     6-14-01

By:  Don  Robbins                   Date
CSMG
500  N.  Shoreline
Suite  701,  North  Tower
Corpus  Christi,  Texas  78401









14Doc#:  289031.1    07778/19581
                                                                   Exhibit 10.10
                                                             Page 14 of 14 Pages

                               CONTRACT AGREEMENT
                            EFFECTIVE AUGUST 14, 2000


(A) THIS AGREEMENT IS SET FORTH BETWEEN CONSORTIUM SERVICE MANAGEMENT GROUP/ANAEROBIC FARM WASTE CO. AND RONDEAU ANAEROBIC (A CANADIAN COMPANY) WHO WILL REPRESENT C.S.M.G. AS EXCLUSIVE SALES/COORDINATOR/AGENT, IN THE COUNTRY OF CANADA FOR A PERIOD OF FIVE YEARS. THIS PERIOD WILL BE VALIDATED OVER FIVE YEARS BY A PERFORMANCE MILESTONE OF TWO MILLION DOLLARS (CAN) OVER THE FIRST TWENTY EIGHT MONTHS OF THIS AGREEMENT. AT THE TERMINATION OF THE INITIAL FIVE YEAR AGREEMENT, BOTH PARTIES AGREE TO RENEGOTIATE THE NEXT FIVE YEAR AGREEMENT % OF COMMISSION ON AGRI-EQUIPMENT SALES AND NEW, ON-GOING SALES OF FERTILIZER PRODUCTS BASED ON THE % OF PARTICIPATING EFFORT BY EMPLOYEES OF RONDEAU ANAEROBIC INC.

(B) RONDEAU ANAEROBIC INC. WILL RECEIVE 5% CASH (U.S.A.) COMMISSION ON ALL AGRI-EQUIPMENT INSTALLED BY C.S.M.G./ANAEROBIC FARM WASTE CO. IN THE COUNTRY OF CANADA. THIS COMMISSION TO BE CALCULATED ON EQUIPMENT ONLY AND DOES NOT INCLUDE SHIPPING OF COMPONENT PARTS, TAXES AND CONSTRUCTION COSTS. THE PAYMENT OF 50% WILL BE MADE ON COMPLETION OF THE SIGNED AGREEMENT BETWEEN C.S.M.G. AND THE OPERATING CLIENT. PAYMENT OF 50% WILL BE PAID WHEN EQUIPMENT ARRIVES TO THE SITE OF THE CLIENT. ALL OTHER EQUIPMENT SOLD AS COMPONENTS OF THE PLANT, ie; INFLATABLE BUILDINGS ETC. WILL BE COMMISSION NEGOTIATED PROVIDED THE UNIT ARE ADD-"ONS" INSTEAD OF PART OF THE INITIAL PACKAGE.

(C) RONDEAU ANAEROBIC INC. WILL RECEIVE A NET ROYALTY OF 61/2% ON ALL BY-PRODUCT HUMUS ORGANIC MATERIAL SOLD THROUGH THE PROMOTION AND MARKETING SYSTEM OF C.S.M.G./ANAEROBIC FARM WASTE CO. FROM ALL PLANTS INSTALLED IN CANADA DURING THE FIVE YEAR PERIOD AGREED ON IN PARAGRAPH (A).

(D) RONDEAU ANAEROBIC INC. WILL WORK AS A TEAM WITH C.S.M.G./ANAEROBIC FARM WASTE CO. TO PROMOTE, SELL, ADVERTIZE, DEMONSTRATE AND CO-ORDINATE EFFORTS TO DISTRIBUTE BY-PRODUCT HUMUS ORGANIC MATERIAL, SEEK SITES AND PERSONNEL
     TO  FACILITATE  DISTRIBUTION  AND  MARKETING  IN  CANADA.

(E) SINCE RONDEAU ANAEROBIC INC. IS NOT INVOLVED IN THE FINAL CONTRACT BETWEEN CLIENT USER AND C.S.M.G. AND ANAEROBIC FARM WASTE CO., REGARDING PLANT CONSTRUCTION, TEN YEAR LEASE AGREEMENT, PERFORMANCE, OR WARRANTIES, COLLECTION OF ACCOUNTS OR PLANT SAFETY; THEN C.S.M.G./ANAEROBIC FARM WASTE CO. WILL AGREE THAT RONDEAU ANAEROBIC INC. WILL HAVE NO LEGAL RESPONSIBILITY IN THESE MATTERS

                                                                   Exhibit 10.11
                                                               Page 1 of 2 Pages

     AND WILL, IF NECESSARY, LEGALLY DEFEND RONDEAU ANAEROBIC INC. AGAINST ANY CLAIMS WHICH MAY ARISE FROM THESE ACTIVITIES.

AGREED:  8-28-2000
CONSORTIUM  SERVICE  MANAGEMENT  GROUP/ANAEROBIC  FARM  WASTE  CO.


/s/  Gordon  W.  Allison
--------------------------------------------
GORDON  W.  ALLISON,  EXEC.  VICE  PRESIDENT



AGREED:  AUGUST  14,  2000

RONDEAU  ANAEROBIC  INC.  (A  CANADIAN  COMPANY)


/s/  Donald  F.  Goyette  Sr.
----------------------------------------------------
DONALD  F.  GOYETTE  SR.,  VICE  PRESIDENT/TREASURER













                                                                   Exhibit 10.11
                                                               Page 2 of 2 Pages

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 002-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project leader Prof. B. E. Paton
                    Deputy project leader Prof. V. K. Lebedev
                      Executive project manager Dr. Ivanova

                                  Kiev, Ukraine

     The International Association Welding, Kiev and E. O. Paton Electric Welding Institute National Academy of Science Ukraine hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to obtain experimental data which proves consistently repeatable results of the welding method applied during surgeries on live tissues (large bowel).

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2  Term of performance  -  7 months after  the  beginning  of  financing.
     2.3 The result of the contract works shall be a report to be handed over to the Customer, substantiated with documents which prove the advantages of the welding method backed up with consistently repeatable results.
     2.4 The contract shall be considered completed after the signing by both Parties of the Acceptance Act.

                                3. CONTRACT COST

     3.1 The cost of the Contract is USD 32,524 (thirty two thousand five hundred twenty four).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.

                                                                   Exhibit 10.12
                                                               Page 1 of 6 Pages

     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.

                                4. PAYMENT TERMS

     4.1 Payments shall be made on monthly basis - USD 4,646 (four thousand hundred seven).
     4.2  Payments  shall   be  transferred  to   the   IAW's  bank  account:  #
2600801283433/840  at  the  State  Export-Import Bank  of  Ukraine,  S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy Street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS

     7.1 The Contract shall come into force on the date of its signing by both Parties and the beginning of financing.
     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding. The English language should be considered predominant outside Ukraine.

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,

                                                                   Exhibit 10.12
                                                               Page 2 of 6 Pages

S.W.I.F.T.:  EXBSUAUX.
Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33. Telephone/fax: (380 44) 227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871

PROJECT  LEADER
ACADEMICIAN  B.  E.  PATON,
E.  O.  PATON  EWI  DIRECTOR

CONTRACTOR              CUSTOMER
A.  V.  Krivosheev,     Donald  S.  Robbins,
IAW  Director           President  of  CSMG















                                                                   Exhibit 10.12
                                                               Page 3 of 6 Pages

                                                                     Addendum  1

                                  WORK SCHEDULE
                            CONTRACT IAW-USA-002-PR
-----------------------------------------------------------------------------------------
                                     Contractors,        Time terms*   Expected
Stage  Work  scope                   Organization        (months)      results
-----------------------------------------------------------------------------------------
1.     Prepare welding equipment,    EWI                  1 month      Working samples of
       software for the welding      Prof. V. K. Lebedev               the welding tools,
       control system and welding    Dr. Yu. Masalov                   power source and
       tools for the surgeries       Engineer  V.A.                    software
       on animals.                   Vasylchenko
                                     En. Yemchenko-
                                     Ribko
                                     En. V. Ya. Sazonov
                                     En. D. F. Sidorenko
-----------------------------------------------------------------------------------------
2.     Perform surgies on the                             2 months     Minutes of the
       group of large animals        IECS                              surgeries, minutes
       using welding tools prepared  Prof. Yu. A.                      of the animals
       at stage 1, comparing         Furmanov                          euthanasia, excision
       forceps and continuous        Dr.  Lyashenko                    of preparations for
       weld methods on the large     Anaesthetist                      morphologic and
       bowel with the traditional    G. A. Sharapov                    strength studies,
       suture technique,             Veterinary surgeon                taking photos of the
       12-20 surgeries on pigs.      S. V.Tourchak                     preparations,
                                     Nurse  N.V.                       shooting video films.
                                     Diachkova
                                     Nurse  O.K.
                                     Boguzkaia
                                     Nurses'  aids
                                     T.A.Andreeva
                                     E.V. Zamriy
                                     Vivarium worker O.
                                     S. Kotlarova
                                     EWI
                                     Doctor Yu. A.
                                     Masalov
                                     Engineer
                                     Vasylchenko
                                     Engineer D. F.
                                     Sidorenko
-----------------------------------------------------------------------------------------



---------------------------
*After the beginning of financing

                                                                   Exhibit 10.12
                                                               Page 4 of 6 Pages

3.     Conduct morphological study                        3 months     Production and
       of the welded tissue          IESC                 after stage  description of
       structures at the defined     Morphologist I.A.    2            preparation,
       postoperational periods.      Savizkaya                         histological
                                     Lab assistant O. A.               studies album
                                     Geylenko

4.     Test strength characteristics                      During       Data to prove the
       of  the  welded  connections  IESC                 surgical     statistics results
       (large bowel and  gall        Doctor Lyashenko     period       and recommendations
       bladder)                      EWI
                                     Engineer  V. A.
                                     Vasylchenko
-----------------------------------------------------------------------------------------
5.                                                        1 month      Report for CSMG on
       Draw a report substantiated   IESC                 after the    consistent repeatability
       by the documents proving the  Prof. Yu. A.         completion   of results of the
       advantages of the new         Furmanov             of stages    welding method
       method as compared with the   Doctor Lyashenko     3, 4.        application in
       traditional  one:                                               the surgery on the
                                                                       selected organs.
       - consistently repeatable     EWI
       results on the reliable       Prof. V.K. Lebedev
       connections,                  Doctor Yu. A.
       - fastness  of  the           Masalov
       connection,
       -  reliability of the
       connection,
       - healing ability,
       - hazard of postoperational
       suppuration,
       - the surgeon's comfort,
       - versatility of the
       welding tools
-----------------------------------------------------------------------------------------
6.     Provide the interested                             1 month      Welding equipment
       parties with the results      EWI                  after the    and tools samples,
       of the studies of the         Prof. V.K.           completion   demonstration of the
       welding method application    Lebedev              of stage 5   methods, films,
       in surgery on the request     IESC                              report on the
       of CSMG                       Prof. Yu. A.                      comparative studies
                                     Furmanov                          results
-----------------------------------------------------------------------------------------

     *  After  the  beginning  of  financing


                                                                   Exhibit 10.12

                                     BUDGET
                             CONTRACT IAW-USA-002-PR
1.  Salary

1.  Prof.  Yu.  A.  Furmanov                    -  2,430 x 7  =  17,010
2.  Dr.  Liashenko                              -  1,500 x 7  =  10,500
3.  Morphologist  I.  M.  Savizkaia             -  1,200 x 4  =   4,800
4.  Anaesthetist  A.  A.  Sharapov              -  500   x 4  =   2,000
5.  Veterinary  surgeon  S.  V.  Tourchak       -  800   x 6  =   4,800
6.  Scrub  nurse  N.  V.  Diachkova             -  500   x 4  =   2,000
7.  Scrub  nurse  O.  K.  Boguzkaia                500   x 4  =   2,000
8.  Laboratory  assistant  O.  A.  Geylenko        500   x 4  =   2,000
9.  Nurse  aid  T.  A.  Andreeva                   400   x  4  =   1,600
10. Nurse  aid  E.  V.  Zamriy                     400   x  4  =   1,600
11. Vivarium  worker  O.  S.  Kotlarova         -  500   x  4  =   2,000
12. Dr.  Yu.  A.  Masalov                       -  1,500 x 2  =   3,000
13. Engineer  V.  A.  Vasylchenko               -  1,200 x 3  =   3,600
14. Engineer  V.  Ya.  Sazonov                  -  1,200 x 1  =   1,200
15. Engineer  D.  F.  Sidorenko                 -  1,200 x 2  =   2,400
16. Engineer  V.  P.  Yemchenko-Ribko           -  1,200 x 3  =   3,600
    Note  **:  these  items  were suggested by Furmanov but IAW did  not approve them
SUBTOTAL:            salary  -  Hr  62,110.
                     tax     -  Hr  23,600.
TOTAL:                          Hr  85711,8  (=  $  15,872)

2.  Medicines  and  material:
-    medical  equipment                   -  $  6,500
-    animals                              -  $  1,500
-    feed  for  animals                   -  250 x 4  =  $1,000
-    medicines,
     surgical  tools                      -  300 x 6  =  $1,800
-    reagents                             -  160 x 6  =  $  960
-    materials  for  the  tools           -  217 x 3  =  $  650

SUBTOTAL:  $  12,410
TOTAL  Contract  expenses:  $  28,282

Innovation  tax:  $  507

Overheads:        $3,735

TOTAL  Contract  cost:  $ 32 ,524     (Note: prime cost of the Contract, without
profit.  Profit has  not  been  planned  by  IAW)

                                  CONFIDENTIAL

                                                                   Exhibit 10.12

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 003-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project leader Prof. B. E. Paton
                    Deputy project leader Prof. V. K. Lebedev
                      Executive project manager Dr. Ivanova

                                  Kiev, Ukraine

     The International Association Welding, Kiev and E. O. Paton Electric Welding Institute National Academy of Science Ukraine hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to acquire approval for surgical tests on human tissues using medical welding equipment from proper Ukrainian authorities.

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2  Term  of  performance  -  3  months  after the beginning of financing.
     2.3 The result of the contract shall be a report to be handed over to the Customer.
     2.4 The contract shall be considered completed after the signing by both Parties of the Act.

                                3. CONTRACT COST

     3.1 The cost of the Contract is USD 5,260 (five thousand two hundred sixty).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.
     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.


                                                                   Exhibit 10.13
                                                               Page 1 of 7 Pages

                                4. PAYMENT TERMS

     4.1 Payments shall be made on monthly basis - USD 1,753 (one thousand seven hundred fifty three).

     4.2  Payments  shall   be   transferred  to   the  IAW's  bank  account:  #
2600801283433/840  at  the  State  Export-Import  Bank  of  Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.:
BKTR  US  33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS

     7.1 The given Contract shall come into force on the date of its signing by both Parties and the beginning of financing.
     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding. The English language should be considered predominant outside Ukraine.

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.:   EXBSUAUX.  Address:  127  Gorkiy  street,  03650,  Kiev,  Ukraine.
Correspondence  account  #  04-094-227,  Bankers  Trust  Company, New York, USA,
S.W.I.F.T.:  BKTR  US  33.

                                                                   Exhibit 10.13
                                                               Page 2 of 7 Pages

     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871

PROJECT  LEADER
ACADEMICIAN  B.  E.  PATON,
E.  O.  PATON  EWI  DIRECTOR


CONTRACTOR                         CUSTOMER
A.  V.  Krivosheev,                Donald  S.  Robbins,
IAW  Director                      President  of  CSMG






                                                                   Exhibit 10.13
                                                               Page 3 of 7 Pages

                                                                      Addendum 1

                                  WORK SCHEDULE
                            CONTRACT IAW-USA-003-PR
--------------------------------------------------------------------------------
Stage       Work scope      Contractors,      Time terms     Expected results
                            Organization      (months)
--------------------------------------------------------------------------------
























-----------------------------
*After the beginning of financing

                                                                   Exhibit 10.13

1.                                   EWI:  Pro. V.K.      1 month      Documents (9 sets, 4
       Arrange data and prepare      Lebedev,                          copies of each set).
       documents to be provided to   Doctor N.A.
       the Health Ministry in        Chvertko.
       accordance with the
       requirements of the New       Health Ministry
       Medical Equipment Committee,  of Ukraine
       Health Ministry of Ukraine:   Politechmed

       -  an application from the
       medical co-contractor for the
       development and installation
       of  the  medical  product,
       an explanatory note to the
       application, a comparative
       certificate of the product
       with similar domestic and
       foreign products, the total
       of  6  pages,  4  copies;
       -  specifications for the
       development of the medical
       product, 6 pages, 4 copies;
       -  description of the medical
       product, 8 pages, 4 copies;
       -  operating  instructions
       for  the  medical  product,
       3 pages, 4 copies;
       -  program and procedure for
       the tests of medical product,
       4 pages, 4 copies;
       -  certificate of the medical
       product, 3 pages, 4 copies;
       -  medical and requirements
       and  specifications  for
       development  of the medical
       product,  9  pages, 4 copies;
       -  test certificates of medical
       product,  6 items, 4 copies;
       -  operating instructions for
       medical application of the
       product, 4 page, 4  copies;
-----------------------------------------------------------------------------------------

                                                                   Exhibit 10.13

-----------------------------------------------------------------------------------------
2.     Receive a registration        Health Ministry of   1 month      Registration
       certificate                   Ukraine              after stage  certificates
       from the New Medical          Politechmed          1
       Equipment Committee for the
       application of the product

3.     Draw a report on the          EWI                  1 month      A report for
       completed work and hand it    Dr. N.A.             after stage  CSMG
       over to the Customer          Chvertko             2
-----------------------------------------------------------------------------------------
















                                                                   Exhibit 10.13
                                                               Page 6 of 7 Pages

                                     BUDGET
                            CONTRACT IAW-USA-003-PR

1.     Salary
       ------

1.  Dr.  Chvertko  -  1,000  x  3  =  3,000


SUBTOTAL:  salary  -  Hr  3,000.
           tax     -  Hr  1,140.
TOTAL:                Hr  4,140.,  (=  $  767)


-  Third  party's  services  -  Hr  20,000,  (=  $  3,703)


TOTAL  Contract  expenses:  $  4,470

Innovation  tax:  $  100

Overheads:        $  690

TOTAL  Contract  cost:  $  5,260   (Note:  prime  cost  of the Contract, without
                                   --------------------------------------------
profit. Profit  has  not  been  planned  by  IAW)
-------------------------------------------------


CONFIDENTIAL





                                                                   Exhibit 10.13
                                                               Page 7 of 7 Pages

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 004-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project Leader Prof. B. E. Paton
                    Deputy Project Leader Prof. V. K. Lebedev
                      Executive Project Manager Dr. Ivanova

                                  Kiev, Ukraine

     International Association Welding, Kiev, Ukraine, hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheyev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to create a software product for the welding process control system with feedback and minimal adjustment.

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2  Term  of work performance - 6 months after the beginning of financing.
     2.3 The result of the contract shall be a software product which will not require the engineers' participation in the surgery.
     2.4 The contract shall be considered completed after the signing by both Parties of the Act.

                                3. CONTRACT COST

     3.1  The  cost of the Contract is USD 9,030 (nine thousand thirty dollars).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.

                                                                   Exhibit 10.14
                                                               Page 1 of 5 Pages

     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.

                                4. PAYMENT TERMS

     4.1  Payment  procedure  shall  be  done  on  a  two-stage  basis:
     - First stage: 50% of the Contract cost - $ 4,515 (four thousand five hundred fifteen) shall be paid 10 days after the signing of the Contract ;
     - Second stage: 50% of the Contract cost - $ 4,515 (four thousand five hundred fifteen) shall be paid 5 days after the signing of the Contract Work Scope Acceptance Act by both Parties;
     - Or monthly payments USD 1,505 (one thousand five hundred and five) which is preferable taking into account the specifics of the Ukrainian taxation system.
     4.2 Payments shall be transferred to the IAW's bank account: # 2600801283433/840 at the State Export-Import Bank of Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine.

                              7. OTHER CONDITIONS

     7.1 The given Contract shall come into force on the date of its signing by both Parties and the beginning of financing.
     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.

                                                                   Exhibit 10.14
                                                               Page 2 of 5 Pages

     7.3 The given Contract is made in two copies in the English and the Russian languages, equally legally binding.

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.:   EXBSUAUX.  Address:  127  Gorkiy  street,  03650,  Kiev,  Ukraine.
Correspondence  account  #  04-094-227,  Bankers  Trust  Company, New York, USA,
S.W.I.F.T.:  BKTR  US  33.
     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871


CONTRACTOR                         CUSTOMER
A.  V.  Krivosheyev,               Donald  S.  Robbins,
IAW  Director                      President  of  CSMG










                                                                   Exhibit 10.14
                                                               Page 3 of 5 Pages

                                                                      Addendum 1

                                  WORK SCHEDULE
                             CONTRACT IAW-USA-004-PR
Stage       Work scope             Contractors,            Time terms     Expected results
                                                           (months)

                                   Organization,
                                   names, position,
                                   science  degree

1.          Debugging and          EWI                     5 months       Software programs
            bringing the programs  Prof. V. K. Lebedev                    which do not require
            to the easy to handle  Dr. A. V. Lebedev                      engineers'
            for the medical staff  Dr. Yu. A. Masalov                     participation in
            level providing the    Security Service of                    the surgeries
            following functions:   Ukraine Hospital
            - data base of pre-    (SSUH)
            selected welding       Prof. M.P. Zakharash
            modes for different    Surgeon M.I.
            organs/tissues;        Simendiay
            - bringing up and      IESC
            reproduce welding      Prof. Yu. A.
            modes;                 Furmanov
            - a possibility for    Dr. A.A. Liashenko
            the surgeon to adjust
            a welding mode if
            necessary;
            - surgeon help
            programs analyzing
            the welding process
            information, assessing
            the quality of
            connection and giving
            recommendations to
            the surgeon,
            - registration of the
            welding process data
            and storing the
            information in the
            data base

2.          Conclusion about the   Security Service of     1 month after  Written conclusion
            effectiveness of       Ukraine  Hospital       completion of
            software               Prof. M.P.              stage 1
                                   Zakharash
                                   IESC Prof. Yu. A.
                                   Furmanov

---------------------------------
*After the beginning of financing


                                                                   Exhibit 10.14
                                                               Page 4 of 5 Pages

                                     BUDGET
                            CONTRACT IAW-USA-004-PR

1.     Salary  (in  Ukraine  Hryvnas)
       -------------------------------

Dr.  A.  V.  Lebedev                     -  2,430  x  5  =  12,150
Dr.  Yu.  A.  Masalov                    -  1,500  x  3  =  4,500
Prof.  Yu.  A.  Furmanov                 -  2,430  x  1  =  2,430
Dr.  Liashenko,  MD                      -  1,500  x  1  =  1,500
Prof.  M.  P.  Zakharash,  MD            -  2,430  x  1  =  2,430


SUBTOTAL:  Salary  -  Hr  23,010
           Tax     -   Hr  8,744

TOTAL:  Hr  31754  (=  $  5,880)

2.  Medicines,  animals:
------------------------
-  medicines                 -  500 x 2  =  $1,000
-  animals                   -  200 x 2  =  $400
-  feed  for  animals        -  200 x 2  =  $400

SUB-TOTAL:                                  $1,800


TOTAL  Contract  expenses:            $7,680

Innovation  tax:                      $170

Overheads:                            $1,180

TOTAL  Contract  cost:                $  9,030   (Note:  prime cost of the
                                                         Contract, without
                                                         profit.  Profit has
                                                         not been planned by
                                                         IAW)


                                                 CONFIDENTIAL

                                                                   Exhibit 10.14
                                                               Page 5 of 5 Pages

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 005-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project leader Prof. B. E. Paton
                    Deputy project leader Prof. V. K. Lebedev
                      Executive project manager Dr. Ivanova

                                  Kiev, Ukraine

     The International Association Welding, Kiev and E. O. Paton Electric Welding Institute National Academy of Science Ukraine hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to conduct clinical trials of the welding technology and special purpose tools to be applied during surgeries aimed at the restoration of physiological functions of the damaged human organs.

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2  Term  of  performance  -  11  months after the beginning of financing.
     2.3 The result of the contract shall be methods of application of welding equipment and tools during surgeries aimed at the restoration of physiological functions of the damaged human organs.

      2.4 The contract shall be considered completed after the signing by both Parties of the Act.

                                3. CONTRACT COST

                                                                   Exhibit 10.15
                                                               Page 1 of 7 Pages

     3.1 The cost of the given Contract is USD 67,888 (sixty seven thousand eight hundred eighty eight).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.
     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.

                                4. PAYMENT TERMS

     4.1 Payment shall be made on monthly basis at the amount of USD 6,172 (six thousand one hundred seventy two) according to the Plan.
     4.2 Payments shall be transferred to the IAW's bank account: # 2600801283433/840 at the State Export-Import Bank of Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS

     7.1 The given Contract shall come into force on the date of its signing by both Parties and the beginning of financing.

                                                                   Exhibit 10.15
                                                               Page 2 of 7 Pages

     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding. The English language should be considered predominant outside Ukraine.

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.: EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA,
S.W.I.F.T.:  BKTR  US  33.
     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871

PROJECT  LEADER
ACADEMICIAN  B.  E.  PATON,
E.  O.  PATON  EWI  DIRECTOR








CONTRACTOR                         CUSTOMER
A.  V.  Krivosheev,                Donald  S.  Robbins,
IAW  Director                      President  of  CSMG







                                                                   Exhibit 10.15
                                                               Page 3 of 7 Pages

                                                                      Addendum 1

                                    SCHEDULE
                                 IAW-USA-005-PR
-----------------------------------------------------------------------------------------
Stage       Work scope             Executors               Time terms     Expected results
                                                           (months)
-----------------------------------------------------------------------------------------
1.          Application of the     SSU HOSPITAL            4 months       Statistics on the
            welding                Prof. M. P. Zakharash                  control group of
            technologies in        Dr. Yu. M. Zakharash                   the removed organs
            order to obtain        Surgeon M. I. Semendiay
            anastomoses on the     Surgeon-gynecologist
            removed human          L. P. Anisimova
            organs immediately     Anaesthetist G. I.
            after the removal      Sophienko
            and human organs       Morphologist
            being removed          P. I. Cherviachenko
            before the removal     Nurse
            (stomach, gall
            bladder, liver, soft
            tissues (fat),
            gynecology
            (Fallopian tubes
            and removed ovarian
            cysts) in the regular
            operation rooms
-----------------------------------------------------------------------------------------
2.          Accumulation of        EWI                     In the         Data base on the
            the data on the        Doctor Yu Masalov       duration       welding modes
            welding modes for      Vasylchenko             of 12
            different human                                months
            tissue to be
            included into the
            data base
-----------------------------------------------------------------------------------------
3.          Trials of the          EWI                     4 months       Statistics of the
            strength               Engineer V.A.                          strength values
            characteristics of     Vasylchenko
            the bonds on the
            control group
            selected organs
-----------------------------------------------------------------------------------------

---------------------------------
*After the beginning of financing

                                                                   Exhibit 10.15
                                                               Page 4 of 7 Pages

-----------------------------------------------------------------------------------------
4.          Refinement of the      EWI                     In the         Equipment and tools
            welding equipment      Doctor Yu. A.           duration       samples for clinical
            and welding tools      Masalov                 of 12          application
            based on the           Doctor Yu. P.           months
            surgeons comments      Bushtedt
                                   Engineer V. Ya.
                                   Sazonov
                                   Engineer D.F.
                                   Sidorenko
                                   Engineer V. A.
                                   Vasylchenko
                                   Engineer N.A.
                                   Shelest
                                   Engineer
                                   Yemchenko-Ribko
-----------------------------------------------------------------------------------------
5.          Clinical test          SSU  Hospital           During         Diaries containing the
            aimed at mastering     Prof.  M.  P.           12 month       description of the
            of the welding         Zakharash               provided a     injury, human organ,
            technology applied     Dr. M. P. Zakharash     permission     treatment, depth of the
            in the surgery for     Surgeon  M. I.          of the Health  incision, operated part
            bonding of             Semendiay               Ministry       of the body, results of
            destroyed living       Surgeon-                has been       the method application,
            human tissues and      gynecologist            received       patient's name or
            simultaneous           Anaesthetist G. I.                     initials and the process
            coagulation using      Sophienko                              of recovery
            multi-purpose          Morphologist
            welding equipment      P. I. Cherviachenko
            and tools designed     Nurse
            by EWI                 Morphologist
                                   P. I.Cherviachenko
-----------------------------------------------------------------------------------------
6.          Draw a scientific      EWI                     During 2       Scientific report
            report on the results  Prof. V.K. Lebedev      month          containing the
            of the welding         SSU HOSPITAL                           advantages of the
            method application     Prof. M.P.                             method
            during restoration     Zakharash
            surgeries on
            damaged human
            organs.
-----------------------------------------------------------------------------------------
7.          Provide video film     EWI                     In the         Video products

                                                                   Exhibit 10.15
                                                               Page 5 of 7 Pages

            and CD-ROM                                     duration
            demonstration of                               of 12
            the surgeries                                  months
-----------------------------------------------------------------------------------------
8.          Organize               SSU  HOSPITAL           During 12
            demonstration          Prof.  M.  P.           months
            surgeries using        Zakharash
            welding method for
            restoration of the
            damaged human
            organs, provided
            CSMG is interested
            in  demonstrations
-----------------------------------------------------------------------------------------

     *  After  the  beginning  of  funding












                                                                   Exhibit 10.15
                                                               Page 6 of 7 Pages

                                     BUDGET
                            CONTRACT IAW-USA-005-PR

     1. Salary
     ---------
1.   Prof.  M.  P.  Zakharash                2,430  x   6  =  14,580
2.   Dr.  Yu.  M.  Zakharash                 1,700  x  11  =  18,700
3.   Surgeon  M.  I.  Simendiay              1,700  x  11  =  18,700
4.   Gynecologist  L.  P.  Anisimova         1,500  x  11  =  16,500
5.   Anaesthetist  G.  I.  Sophienko           930  x  11  =  10,230
6.   Scrub  nurse                              370  x  11  =   4,070
7.   Morphologist  P.  I.  Cherviak            200  x  11  =   2,200
8.   Dr.  Yu.  A.  Masalov                   1,500  x  3  =    4,500
9.   Dr.  Yu.  P.  Bushtedt                  1,500  x  3  =   13,500
10.  Engineer  V.  A.  Vasylchenko           1,200  x  7  =    8,400
11.  Engineer  V.  Ya.  Sazonov              1,200  x  8  =    9,600
12.  Engineer  D.  F.  Sidorenko             1,200  x  5  =    6,000
13.  Engineer  N.  A.  Shelest               1,200  x  9  =   10,800
14.  Engineer  V.  P.  Yemchenko-Ribko       1,200  x  8  =    9,600

     SUBTOTAL:     salary  -     Hr  147,380.
                   tax     -     Hr   56,000.

TOTAL:                           Hr  203,380  (=$  37,663)

2.   Medicines  and  material:
------------------------------
     - Medicines   500  x  12  =  $  6,000
     - laparascopic  tools  (consumable  materials)  =  $  10,000
     - Materials  for  equipment  300  x  7  =  $  2,100

     Third  parties'  services  -  $  2,000

     SUBTOTAL:  $  20,100

     TOTAL  Contract  expenses:          $  57,763

     Innovation  tax:                    $  1,270

     Overheads:                          $  8,855

     TOTAL  Contract  cost:              $  67,888  (prime cost of the Contract,
                                                     without profit


                                           CONFIDENTIAL




                                                                   Exhibit 10.15
                                                               Page 7 of 7 Pages

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 006-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project leader Prof. B. E. Paton
                    Deputy project leader Prof. V. K. Lebedev
                      Executive project manager Dr. Ivanova

                                  Kiev, Ukraine

     The International Association Welding, Kiev and E. O. Paton Electric Welding Institute National Academy of Science Ukraine hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to revise the theory of live biological tissue welding process.

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2 Term of works performance - 12 months after the beginning of financing.
     2.3 The outcome of the contract shall be automated tissue welding systems, a manual, a report to be handed over to the Customer.
      2.4 The contract shall be considered completed after the signing by both Parties of the Act.

                                3. CONTRACT COST

     3.1 The cost of the given Contract is USD 8,745 (eight thousand seven hundred forty five).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.

                                                                   Exhibit 10.16

     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.

                                4. PAYMENT TERMS

     4.1 Payments shall be made on monthly basis - USD 795 (seven hundred ninety five).
     4.2 Payments shall be transferred to the IAW's bank account: # 2600801283433/840 at the State Export-Import Bank of Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                       6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS

     7.1 The given Contract shall come into force from the date of its signing by both Parties and the beginning of financing.
     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding. The English language should be considered predominant outside Ukraine.

                                                                   Exhibit 10.16
                                                               Page 2 of 6 Pages

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.: EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA,
S.W.I.F.T.: BKTR US 33.
     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871

PROJECT  LEADER
ACADEMICIAN  B.  E.  PATON,
E.  O.  PATON  EWI  DIRECTOR






CONTRACTOR                        CUSTOMER
A.  V.  Krivosheev,               Donald  S.  Robbins,
IAW  Director                     President  of  CSMG





                                                                   Exhibit 10.16
                                                               Page 3 of 6 Pages

                                                                      Addendum 1

                                    SCHEDULE
                                 IAW-USA-006-PR
-----------------------------------------------------------------------------------------
Stage       Work  scope            Executors               Terms          Expected results
                                                           (months)*
-----------------------------------------------------------------------------------------
1.                                                         3 months       A mathematical model
            Revise                 EWI
            mathematical           Prof. V. K. Lebedev
            models of the          Doctor A. V. Lebedev
            welding process
-----------------------------------------------------------------------------------------
2.          Study the relation
            of the welding         EWI                     3 months       Research methods,
            process electric       Prof. V. K. Lebedev                    Relationships
            parameters and the
            temperature in the     Doctor Yu. A.
            connection area that   Masalov
            defines its (the
            connection's) quality
-----------------------------------------------------------------------------------------
3.
            Study various          EWI                     2 months       Automated tissue
            versions of the        Prof. V. K. Lebedev     after          systems
            automatic control      Doctor A. V. Lebedev    stages 1,2
            system based on        Doctor Yu. A.
            the mathematical       Masalov
            model                  IESC
                                   Prof. Yu. A.
                                   Furmanov
                                   SSUH
                                   Prof. M. P.
                                   Zakharash
-----------------------------------------------------------------------------------------
4.        Draw a manual for        EWI                     During         A manual
          the surgeons on the      Prof.  Lebedev          12
          live tissues welding     IESC                    months
          techniques               Prof. Yu. A.
                                   Furmanov
                                   SSUH
                                   Prof. M. P.
                                   Zakharash
-----------------------------------------------------------------------------------------

---------------------------
*After the start of funding

                                                                   Exhibit 10.16
                                                               Page 4 of 6 Pages

-----------------------------------------------------------------------------------------
5.          Marking report for     EWI                     2 closing      Report for CSMG
            CSMG                   Prof. V. K. Lebedev     months
                                   Doctor Yu. A. Masalov
-----------------------------------------------------------------------------------------
















                                                                   Exhibit 10.16
                                                               Page 5 of 6 Pages

                                     BUDGET
                            CONTRACT IAW-USA-006-PR

     1.  Salary
1.   Prof.  M.  P.  Zakharash               2,430 x 5  =  12,150
2.   Dr.  Yu.  A.  Masalov                  1,500 x 2  =  3,000
3.   Prof.  Yu.  P.  Furmanov               2,430 x 3  =  7,290
4.   Dr.  A.  V.  Lebedev
5.   Dr.  A.  A.  Liashenko                 1,500 x  3  =  4,500

     SUBTOTAL:     salary  -  Hr  26,940.
                   tax     -  Hr  10,240.

     TOTAL:                   Hr  37,180  (=$ 6,8853)



     TOTAL  Contract  expenses:             $10,610

     Innovation  tax:                       $   235

     Overheads:                             $ 1,625

     TOTAL  Contract  cost:                 $ 8,745 (prime cost of the Contract,
                                                     without  profit)



                                  CONFIDENTIAL






                                                                   Exhibit 10.16
                                                               Page 6 of 6 Pages

                                  CONFIDENTIAL

                       CONTRACT IAW-USA 007-PR-19.04.2000
                      WELDING OF SOFT BIOLOGICAL TISSUES.
                                   STAGE TWO.
                        DEVELOPMENT OF WELDING TECHNOLOGY
                    AND SPECIAL PURPOSE TOOLS FOR RESTORATION
                    OF THE DAMAGED FUNCTIONS OF HUMAN ORGANS.


                        Project Leader Prof. B. E. Paton
                    Deputy Project Leader Prof. V. K. Lebedev
                      Executive Project Manager Dr. Ivanova

                                  Kiev, Ukraine

     The International Association Welding, Kiev and E. O. Paton Electric Welding Institute National Academy of Science Ukraine hereinafter referred to as Contractor, in the person of its Director A. V. Krivosheev acting in accordance with the Statutes, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins acting in accordance with the Statutes and US laws, both sides hereinafter referred to as Parties have come to the following agreement:

                          1.THE SUBJECT OF THE CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to debug samples of equipment and tools developed in the E. O. Paton Electric Welding Institute and designed so that the surgeons could use them without engineers' assistance .

                            2. PERFORMANCE CONDITIONS

     2.1 The work shall be executed in accordance with the Work Plan (Schedule in Addendum 1) which is an integrate part of the Contract.
     2.2 Term of performance - 10 months after the beginning of financing; work duration - up to 12 months provided there are orders from the customers.
     2.3 The result of the contract shall be drawings, specifications and a report on the trials of the samples of the welding equipment and tools.
     2.4 The contract shall be considered completed after the signing by both Parties of the Act.

                                3. CONTRACT COST

     3.1 The cost of the Contract is USD 15,255 (fifteen thousand two hundred fifty five).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.

                                                                   Exhibit 10.17
                                                               Page 1 of 5 Pages

     3.3 Taxes, customs and other contract expenses due in the Customer's country shall be paid by the Customer and the expenses in the Contractor's country shall be paid by the Contractor, including taxes and duties.

                                4. PAYMENT TERMS

      4.1 Payment shall be made on monthly basis at the amount of USD 1,525 (one thousand five hundred twenty five) according to stages 1, 3 and 4 of the Plan. Further financing shall be done pursuant to separate contracts provided there are orders from the customers.
     4.2 Payments shall be transferred to the IAW's bank account: # 2600801283433/840 at the State Export-Import Bank of Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.:
BKTR  US  33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.

     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS

     7.1 The given Contract shall come into force on the date of its signing by both Parties and the beginning of financing.
     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding. The English language should be considered predominant outside Ukraine.


                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.:  EXBSUAUX.

                                                                   Exhibit 10.17
                                                               Page 2 of 5 Pages

Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.: BKTR US 33.
     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
BANCFIRST,
OKLAHOMA  CITY,  OKLAHOMA
ABA  #  103003632
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  4003294871



PROJECT  LEADER
ACADEMICIAN  B.  E.  PATON,
E.  O.  PATON  EWI  DIRECTOR








CONTRACTOR                    CUSTOMER
A.  V.  Krivosheev,           Donald  S.  Robbins,
IAW  Director                 President  of  CSMG






                                                                   Exhibit 10.17
                                                               Page 3 of 5 Pages

                                                                      Addendum 1

                                  WORK SCHEDULE
                            CONTRACT IAW-USA-007-PR
-----------------------------------------------------------------------------------------
Stage       Work  scope              Contractors,          Time terms     Expected results
                                     Organization          (months)*
---------------------------------------------------------------------------------------
1.          Make (refine) drawings   EWI                   2              Drawings and
            and specifications  of                                        specifications
            the  following:
            - power source           Doctor Yu, P.
            - control equipment      Bushtedt
            - foot switch            Doctor Yu. A.
            - set of bipolar         Masalov
            forceps                  Engineer V. Yu.
            - set of clamps          Sazonov
            - set of coagulationb    Engineer N. A.
            tools for closing of     Shelest
            vessels of various
            diameters
            - tools for
            laparascopic (MIS)
            surgeries
-----------------------------------------------------------------------------------------
2.          Technology for           EWI                   4              Technology
            application of           A third party
            insulation coating
            on the tool
-----------------------------------------------------------------------------------------
3.          Technology for           EWI                   4              Technology
            sterilization of
            the welding tools
-----------------------------------------------------------------------------------------
4.          Produce debugged         EWI                   6 after stages Delivery of
            samples, test them                             1, 2, 3        equipment
            clinically and deliver                                        samples and tools
            to the Customer                                               to the Customer
-----------------------------------------------------------------------------------------
5.          Patenting of the new     EWI                   3 after stage  Patent
            types of the welding     Prof. V. K.           1              applications
            tools                    Lebedev
-----------------------------------------------------------------------------------------
6.          Manufacture tools        EWI                   2 closing      Tools
            provided there are       Third parties         months
            orders from the clients
-----------------------------------------------------------------------------------------

---------------------------------
*After the beginning of financing

                                                                   Exhibit 10.17
                                                               Page 4 of 5 Pages

                                     BUDGET
                            CONTRACT IAW-USA-007-PR



     1.  Salary

1.   Dr.  Yu.  P.  Bushtedt             1,500 x 2  =  3,000
2.   Dr.  Yu.  A.  Masalov              1,500 x 1  =  1,500
3.   Engineer  V.  Ya.  Sazonov         1,200 x 2  =  2,400
4.   Engineer  N.  A.  Shelest          1,200 x 2  =  2,400

     SUBTOTAL:            Salary     -  Hr  9,300.
                          Tax        -  Hr  3,534.

     TOTAL:                             Hr  12,834  (=$ 2,380)


2.   Materials
-     Materials  for  the  equipment          -  300 x 2  =  $  600
-     Production  of  a  set  of  equipment   -  $  10,000

SUBTOTAL:  $  10,600

TOTAL  Contract  expenses:  $  12,980

Innovation  tax:  $  285

Overheads:  $  1,990

TOTAL  Contract  cost   $  15,255   (prime cost of the Contract, without profit)

                                               CONFIDENTIAL


                                                                   Exhibit 10.17
                                                               Page 5 of 5 Pages

                                CSMG CONFIDENTIAL
                            CONTRACT IAW-USA-008-PR


     Kiev,  Ukraine                                            January,  2001
     International Association Welding, Kiev, Ukraine, hereinafter referred to as Contractor in the person of its Director Olga N. Ivanova acting in accordance with the Statute, and Consortium Service Management Group, Inc., Corpus Christi, Texas, USA, hereinafter referred to as Customer in the person of its President Donald S. Robbins, acting in accordance with the Statue and US laws, hereinafter referred as Parties have concluded the following contract:

                          1. SUBJECT MATTER OF CONTRACT

     The Customer shall commission and the Contractor shall undertake obligations to develop custom-made equipment for purification of gas from carbon dioxide on town landfills exclusively for the Customer.

                            2. PERFORMANCE CONDITIONS

     2.1 Contractor shall hire experts from the GAS Institute National Academy of Sciences of Ukraine (NASU) and Central Design Bureau "Garantia" for the execution of the above mentioned task.
     2.2 Work shall be fulfilled in accordance with the Schedule (Attachment 1) which is an integral part of the Contract.
     2.3  Term  of  the  Contract  -  30  January  2001.
     2.4 The outcome of the work according to the Contract shall be specifications, technological parameters, service forms and records and a detailed custom design according to Attachment 1.
     2.5 Contract shall be considered fulfilled when the work fulfillment act is signed by the Customer.

                              3. COST OF CONTRACT

     3.1 The cost of the present Contract is USD 13,800 (thirteen thousand eight hundred USD).
     3.2 The cost is valid only for the present Contract and cannot be changed without a written consent of both Parties.
     3.3 Taxes, customs duties and other contract expenses which are to be paid in the Customer's country shall be paid by the Customer, and expenses in the Contractor's country including taxes, duties shall be incurred by the Contractor.

                                                                   Exhibit 10.18
                                                               Page 1 of 4 Pages

                                4. PAYMENT TERMS

     4.1 Payment shall be made on terms of a hundred-percent prepayment at the amount of USD 13,800 (thirteen thousand eight hundred USD).
     4.2 Payments shall be transferred to the IAW's bank account: # 2600801283433/840 at the State Export-Import Bank of Ukraine, S.W.I.F.T.:
EXBSUAUX. Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers Trust Company, New York, USA, S.W.I.F.T.:
BKTR  US  33.

                                5. FORCE-MAJEUR

     5.1 Neither Party is responsible for the failure to realize the responsibilities described in this Contract or for the delay in realization of its responsibilities, in case when a breach of the obligations or delay is caused directly or indirectly by a force-majeur situation namely fire, flood, earthquake, provided such situation directly affects the possibility of realization of the given Contract.
     5.2 The Party that fails to meet its obligations shall inform the other Party in writing about a potential duration and termination of such situation, no later than 10 days from the date of beginning and termination of such situations. Proper acts of the Chambers of Commerce and Industry of Ukraine and USA shall be sufficient evidence of the force-majeur situation.

                      6. ORDER OF SETTLEMENT OF DISPUTES.
     Parties shall try their best to settle disputes that occurred under present Contract by way of negotiations.
     If the parties cannot come to an agreement, the dispute shall be settled at the Arbitration Court of the Chamber of Commerce of Ukraine if the disagreement is a Ukraine dispute.
     If the parties cannot come to an agreement, the dispute will be settled in accordance with the laws of the State of Taxes, Nueces County, USA if the disagreement is a US dispute.

                              7. OTHER CONDITIONS
     7.1 The Contract shall come into force on the date of its signing by both Parties.

                                                                   Exhibit 10.18
                                                               Page 2 of 4 Pages

     7.2 Any amendments to this Contract must be applied in writing and signed by both Parties.
     7.3 The given Contract is made in two copies in the English and Russian languages, equally legally binding.
     7.4  The English language should be considered predominant outside Ukraine.
     7.5 The custom-made equipment for purification of gas from carbon dioxide on town landfills will be developed exclusively for the Customer excluding the right of Contractor or its subcontractors to use in any way the above mentioned development without a written permission from CSMG.
     7.6 Other than as expressly provided for in this Agreement, it is understood and agreed that the disclosure of the Confidential Information by the Customer shall not grant the Receiving party or its subcontractors any right or license, express or implied, in such information.

                        8. LEGAL ADDRESSES OF THE PARTIES

     Contractor
     ----------
International Association Welding: 11 Bozhenko street, 03650, Kiev, Ukraine; account # 2600801283433/840 at the State Export-Import Bank of Ukraine,
S.W.I.F.T.:  EXBSUAUX.
Address: 127 Gorkiy street, 03650, Kiev, Ukraine. Correspondence account # 04-094-227, Bankers
Trust  Company,  New  York,  USA,  S.W.I.F.T.:  BKTR  US  33.
     Telephone/fax:  (380  44)  227-46-77.

     Customer
     --------
Consortium  Service  Management  Group,  Inc.  (CSMG)
Corpus  Christi,  Texas,  USA
FROST  NATIONAL  BANK,
CORPUS  CHRISTI,  TEXAS
ABA  #  114000093
FOR  CREDIT  TO:  CONSORTIUM  SERVICE  MANAGEMENT  GROUP,  INC.
ACCOUNT  NUMBER:  #  29  4019539

CONTRACTOR                           CUSTOMER
----------------------------         ------------------------------------
Olga  N.  Ivanova                    Donald  S.  Robbins
Director  of  IAW                    President  of  CSMG

                                                                   Exhibit 10.18
                                                               Page 3 of 4 Pages

                                                                    Attachment 1

                                    SCHEDULE
                                 IAW-USA-008-PR

-----------------------------------------------------------------------------------------
Stage     Work  content               Contractors                     Time terms
-----------------------------------------------------------------------------------------
1.        Ordered by CSMG, Inc.
          USA and in compliance
          with  manufacturer's
          requirements the
          following data to be
          prepared and provided:
-----------------------------------------------------------------------------------------
1.1       Basic data on existing      IAW, GAS Institute National     Jan 10, 2001
          infrastructure at the       Academy of Sciences of
          location (electric power,   Ukraine (NASU)
          control air, service
          water,  etc.)
-----------------------------------------------------------------------------------------
1.2       Detail flow diagram,        IAW, Gas Institute, NASU       Jan 12, 2001
          material and thermal
          balance in check points.
-----------------------------------------------------------------------------------------
1.3       Pneudraulic block diagram   IAW, Gas Institute, NASU       Jan 20, 2001
          with complete list of
          equipment
-----------------------------------------------------------------------------------------
1.4       Initial data fordesigning   IAW, Garantia                  Jan 25, 2001
          of complex approved by
          CSMG or design plans
          and  specifications.
-----------------------------------------------------------------------------------------
1.5       Specifications for          IAW, Garantia                  Jan 30, 2001
          equipment design
          (conceptual  design
          and parameters)
-----------------------------------------------------------------------------------------



                                                                   Exhibit 10.18
                                                               Page 4 of 4 Pages